
03056221

NO ACT
P.E 2-26-03
1-9924



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
THE SECRETARY

April 14, 2003

Act 1934
Section
Rule 14A-8
Public Availability 4/14/2003

Gerald W. McEntee
Chairman
American Federation of State, County
and Municipal Employees
1625 L. Street, N.W.
Washington, D.C. 20036

Dear Mr. McEntee:

This is in response to your letter of February 26, 2003 requesting that the Commission review the position of the Division of Corporation Finance with respect to the application of Rule 14a-8(i)(8) under the Securities Exchange Act of 1934 to a proposal submitted to Citigroup Inc. by the AFSCME Employees Pension Plan. The proposal sought the amendment of Citigroup's bylaws to permit any shareholder or shareholder group owning 3% or more of Citigroup's common stock to nominate candidates to the company's board and require Citigroup to include specified information in its proxy materials.

Pursuant to 17 C.F.R. 202.1(d), the Division presented the matter to the Commission for review. The Commission has determined not to review the Division's no-action position under Rule 14a-8(i)(8). The Division's current no-action position is consistent with Division positions taken in recent years. Any change in the Division's current interpretation would require other significant adjustments in the system of proxy regulation under Section 14(a) of the Securities Exchange Act of 1934. Nevertheless, the Commission recognizes that issues related to shareholder access to a company's proxy materials and the ballot for the election of directors are of great consequence. The Commission believes that review of the Commission's election-related rules and policies is warranted.

The Commission has directed the Division of Corporation Finance to formulate possible changes in the proxy rules and regulations as well as the interpretations (e.g., under Rule 14a-8(i)(8)), regarding procedures for the election of corporate directors. This review will address shareholder proposals, the nomination process, elections of directors, the solicitation of proxies for director elections, contests for corporate control, and the disclosure and other requirements imposed on large shareholders and groups of shareholders. As part of this process, the Commission has asked the Division to consult with all interested parties, including yourselves and other representatives of pension funds, shareholder advocacy groups, and representatives from the business and legal communities. The Commission has requested that the Division provide its recommendations to the Commission by July 15 of this year.

Sincerely,



Jonathan G. Katz
Secretary

citigroup

Shelley J. Dropkin
Senior Counsel

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

March 13, 2003


RECEIVED
MAR 14 2003
OFFICE OF THE SECRETARY

Jonathan G. Katz, Esquire
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Appeal of AFSCME Employees Pension Plan from no-action determination regarding shareholder proposal submitted by the Plan to Citigroup Inc.

Dear Mr. Katz:

This is in response to the letter of Gerald W. McEntee, Chairman of the AFSCME Employees Pension Plan (the "Plan"), to the Commission dated February 26, 2003 appealing a determination by the Commission's Division of Corporation Finance (the "Division") concerning a shareholder proposal (the "Proposal") submitted by the Plan to Citigroup Inc. ("Citigroup").

In its submission the Plan asks that the Commission review and reverse the Division's determination that the Proposal may be excluded from Citigroup's proxy materials on the basis of SEC Rule 14a-8(i)(8) because it relates to an election for membership on Citigroup's board of directors (the "Director Election Exclusion"). First, the Plan argues that the Commission should review the decision of the Division because the Division has taken inconsistent positions in applying the Director Election Exclusion. Second, the Plan argues that the issues raised by the Proposal are of such moment that, as a policy matter, the Commission should review the Staff's decision.

Inconsistent No-Action Determinations

The Plan singles out decisions by the Division in 1995 and years prior to 1995 concerning shareholder proposals which it characterizes as similar to the Proposal which decisions, it argues, are inconsistent with the Staff's letter of January 31, 2003 granting Citigroup's request for "no action" relief. However, notwithstanding what it claims are past inconsistent positions, the Plan acknowledges (see page 8) that the Staff's "misinterpretation" of the rule "now appears to be uniformly applied" to shareholder proposals similar to that submitted by the Plan. Accordingly, even if there were inconsistent interpretations of the

Director Election Exclusion in the past, there appears to be no ongoing different treatment of similar shareholder proposals that would warrant Commission review of the Staff's decision. The Commission should not be called upon to review determinations made by its Staff in order to address historical anomalies, even if they might be shown to exist.

The Plan also faults the Division for applying a "gloss" in interpreting Rule 14a-8(i)(8) that differentiates between shareholder proposals that would establish procedures for nomination or qualification of directors generally and proposals that would establish procedures that may result in contested elections. But this interpretation is entirely consistent with the proposition that the shareholder proposal rule is just that - a rule permitting shareholders to include proposals for corporate action in corporations' proxy materials - and is not to be used for proxy fights. See generally, Andrew R. Brownstein and Igor Kirman, "Shareholder Access Proposals Conflict with Federal Proxy Rules and State Law", 6 M&A Lawyer 1, 3-4 (Feb. 2003) for a history of the Commission's "carefully constructed legal regime" designed to require the use of separate proxy materials in proxy contests and not to permit the use of management's proxy materials for that purpose. The Proposal would necessarily lead to contested elections because Citigroup's board of directors, in the discharge of the directors' fiduciary duties, would be expected to nominate the number of candidates necessary to fill each board position. Requiring Citigroup to include additional candidates who would stand for election in opposition to the board's nominees would inevitably result in election contests. As the Commission said in proposing the 1976 amendments to the shareholder proposal rule that the Plan refers to in its letter "the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [replaced in 1999 by Rule 14a-12], are applicable thereto." Release No. 34-12598 (July 7, 1976).

Policy Issues

The Plan also contends that overarching corporate governance principles require Commission review of the Division's grant of no-action relief with respect to the Proposal. "In essence," it says, "all we are discussing is the question of whether Citigroup's shareholders believe that the Company should shoulder the costs . . . or whether the cost of presenting additional candidates for election to the board should be borne entirely by the nominating shareholders?"

Citigroup believes that the Plan is unduly dismissive of the costs that would be involved in implementing the Proposal. If Citigroup's proxy materials were to be opened up to every three percent shareholder or group of shareholders (including, presumably, ever-changing three percent groups) the costs to Citigroup could be far more substantial than the Plan suggests. And why, in any case, should all shareholders bear the costs of advancing the candidacy of a nominee of one large shareholder or group of shareholders? This is particularly true when the vast majority of Citigroup's shareholders who would share such costs would not qualify under the terms of the Proposal to make any nomination of a candidate for a Citigroup board seat.

On a more lofty level the Plan states that "contested elections are a way of life in most spheres of American life and are viewed generally as a positive good." Citigroup believes that the fact that contested elections exist in the realm of politics is hardly a good reason for importing the political model to the corporate sphere. Indeed, the formation of parties of three percent shareholders could balkanize boards of directors. Since the Proposal would permit any group of three percent shareholders to sponsor a candidate, it lends itself to the formation of special interest groups which might nominate candidates committed to advance their particular interests. Issues have arisen as to conflicts of interest that may arise where directors are beholden to certain constituencies and the very existence of constituency directors may undermine the collegial decision-making which is the hallmark of effective board action in the American economic model.

In any case, if these more global issues are to be addressed, Citigroup believes that they should be addressed by Congress or by the Commission in a formal rule making proceeding and not in the context of reviewing Staff action on a shareholder proposal.

For the foregoing reasons, and for the reasons set forth in its submissions to the Division dated December 19, 2002 and February 3, 2003 concerning the Proposal, Citigroup requests that the Commission decline to review the Division's decision permitting Citigroup to omit the Proposal from its proxy materials.

Very truly yours,



Shelley J. Dropkin
Senior Counsel

cc: AFSCME
1625 L Street, N.W.
Washington, DC 20036



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

February 26, 2003



Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Appeal of AFSCME Employees Pension Plan from no-action determination regarding shareholder proposal submitted by the Plan to Citigroup Inc.

Dear Mr. Katz:

The AFSCME Employees Pension Plan (the "Plan") hereby requests that the Commission exercise its discretion under 17 C.F.R. § 202.1(d) and review a determination by the Division of Corporation Finance (the "Division") that Citigroup Inc. ("Citigroup" or the "Company") may exclude from its proxy materials for its upcoming annual meeting a shareholder resolution submitted by the Plan. The Plan is a long-term institutional shareholder with assets of over $500,000,000.00. It holds 791,730 shares of Citigroup common stock.

Introduction and Overview

The Plan's resolution (the "Resolution") proposes a bylaw whereby a shareholder or shareholders holding at least three percent of the Company's outstanding common shares may nominate a candidate for election to the Citigroup board of directors and have any such candidate included in the Company's proxy materials. The Resolution, if adopted by the shareholders, would mean that Citigroup shareholders believe that their Company's proxy materials should include information about and a right to vote on shareholder-nominated candidates, as well as candidates nominated by the board. The Resolution focuses exclusively on process. It does not favor any particular candidate. It simply seeks to put before the Plan's fellow shareholders a proposal about how the shareholders want to use future proxy statements to communicate with each other and the Company.

Despite this focus on process and procedure, the Division permitted Citigroup to exclude the Resolution from the Company's proxy materials on the basis of SEC Rule 14a-8(i)(8) (17 C.F.R. § 240.14a-8(i)(8))(the "Director Election Exclusion" or the "Exclusion"), which permits companies to omit a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Division's determination should be reviewed because it raises issues of "substantial importance" within the meaning of section 202.1(d). Specifically, the Division has taken inconsistent positions on the scope of Rule 14a-8(i)(8), thus making the issue worthy of review by the full Commission. The policy significance of the issue cannot be denied. Investor confidence has been eroded by recent corporate scandals, which turned a spotlight on the question of how capably corporate boards are performing their job of protecting shareholder interests. This concern has, in turn, focused attention on the question of how directors are chosen, and the practice whereby corporate boards traditionally nominate one – and no more than one – candidate for each open board seat. If a shareholder or group of shareholders put forward a candidate who is not nominated by the board, the only way to get that candidate's name before one's fellow shareholders is to run an independent proxy campaign at considerable expense, particularly at a large, widely held company such as Citigroup.

Simply put, if Citigroup shareholders want to exercise their power to amend the bylaws in order to provide that their Company's proxy materials shall be open to candidates who attract a certain threshold of shareholder support, there is no reason why the Commission should prevent them from doing so. As we now explain, the text, history and purpose of Rule 14a-8 do not mandate such a result. The Plan thus submits that the Division has misconstrued the scope of the applicable rule and respectfully asks the Commission to review and reverse the Division's determination.

The Plan's Resolution

The Resolution (attached as Exhibit A) proposes an amendment to the Citigroup bylaws (a new Article III, section 12) that reads in pertinent part as follows:

The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Company's board of directors by a stockholder or group thereof that satisfies the requirements of this section 12 (the "Nominating Stockholder"), and shall allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominating Stockholder may nominate one candidate for election at a meeting.

A "Nominating Stockholder" is defined as a stockholder or group of stockholders who:

(a) beneficially owns at least three percent of Citigroup's outstanding common stock;

(b) provides notice to the corporate secretary in accordance with the nomination procedures set forth in the bylaws of:

(i) information regarding the nominee that is required under Items 5(b) and 7 of SEC Schedule 14A and the nominee's consent to serve if elected; and

(ii) participant information about the Nominating Stockholder, as defined in Item 5(b) of Schedule 14A (with separate disclosure for each stockholder in a proposing group); which information collectively is cited in the Resolution as the "Disclosure."

(c) executes an undertaking to–

(i) assume all liability arising out of any violation of law or regulation in connection with the Nominating Stockholder's communications with Citigroup shareholders, including the Disclosure; and

(ii) comply with all laws and regulations governing any solicitation materials that may distributed by the Nominating Stockholder other than statements in Citigroup's proxy materials.

The Resolution further provides that in addition to the Disclosure in part (b) above, Citigroup shall include in its proxy materials a 500-word statement by the Nominating Stockholder in support of the nominee's candidacy (the "Statement"). In addition, the bylaw would charge Citigroup's board of directors with adopting a procedure for timely resolving any dispute over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9.

The "Supporting Statement" submitted by the Plan explains the need for this bylaw by stating: "Stockholders currently have no meaningful control over the process by which candidates are selected for election to company boards of directors." Although Citigroup's bylaws allow stockholders to suggest candidates, "there is no requirement that the candidates be placed on the ballot," and there is "no indication in any of Citigroup's last five proxy statements that any stockholder nominee was considered."

The Supporting Statement expresses a belief that "direct access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring diverse opinions and independent oversight." The need for such oversight is described as "especially acute now, we think, in light of the challenges Citigroup has faced, including a sagging stock price and multiple government investigations related to analyst independence and IPO allocations, and executive succession."

Citigroup's Response and the Division's Decision

By letter dated December 19, 2002 (Exhibit B) Citigroup advised the Division of its intent to omit the Plan's resolution from its proxy materials on four grounds under SEC Rule

14a-8, which sets forth the conditions under which shareholder proposals may be included in a company's proxy statement:

– Rule 14a-8(i)(8), which permits the exclusion of resolutions that relate to an election for membership to the Citigroup board of directors;

- Rule 14a-8(i)(1), which permits the exclusion of resolutions that are not a proper subject for action under the law of the state of incorporation, in this case, Delaware;

- Rule 14a-8(i)(2), which proposes an action that would cause the company to violate state law; and

- Rule 14a-8(i)(3), which permits the exclusion of proposals for violating SEC rules. Citigroup claimed that the Fund's Resolution contained some misleading statements in violation of Rule 14a-9.

Citigroup asked the Division to concur in the Company's assessment and to advise that the Division would recommend no enforcement action if Citigroup were to omit the Resolution.

The Plan opposed the request for "no action" relief in a filing dated January 23, 2003 (Exhibit C). The Plan answered Citigroup's legal arguments and urged the Division not to grant the requested "no action" relief. Citigroup submitted a reply memorandum dated February 3, 2003 (Exhibit D [attachments omitted]).

By a letter dated January 31, 2003 (Exhibit E [attachments omitted]), the Division granted Citigroup the requested "no action" relief. The Division explained: "There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." Accordingly, the letter continued, "the Division will not recommend enforcement action to the Commission if Citigroup omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(8)." The Division added that in reaching this position, the Division had "not found it necessary to address the alternative bases for omission upon which Citigroup relies."

It is this ruling that the Plan asks the Commission to review and reverse. Because the Division did not address Citigroup's alternative arguments, we do not raise them separately, but rely on the submission made by the Fund to the Division.

<u>Analysis</u>

The Division's interpretation of the Director Election Exclusion should be reviewed because it raises important issues about the proper administration of Rule 14a-8 and the right of shareholders to gain access to their company's proxy materials under that rule. Review is particularly warranted because, so far as the Plan can determine, this Exclusion has not been construed by the Commission with respect to proposals such as the one at issue here, and the lines drawn by the Division in administering that Exclusion have been internally inconsistent and at odds with the text of the Rule. Under the circumstances, it is appropriate for the Commission to provide guidance to shareholders, companies and the Division about the permissible scope of the Director Election Exclusion.

The text of the Director Election Exclusion is terse. It permits the omission of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." As a general proposition, this Exclusion has been construed to permit the omission of proposals affecting *specific* elections to a company's board, but not proposals relating to the *process* by which candidates are nominated, including the qualifications of board candidates. An example of a resolution that may be excluded as relating to a specific election involves the Division's handling of proposals to split the offices of Chief Executive Officer and Chairman of the Board. If such a proposal is offered in a year in which an incumbent CEO/Chairman is seeking re-election to the board, the Division has allowed companies to exclude such a proposal if it "appears to question that candidate's business judgment, competence or service." *E.g., AT&T Corp.* (Jan. 13, 2001); *Exxon Mobil Corp.* (Mar. 20, 2001). The exclusion of proposals in that situation thus permits questions about the incumbent CEO/Chairman's candidacy to be considered in conjunction with a separate agenda item, namely, the election of officers.

By contrast, the Division has refused to let companies rely on the Director Election Exclusion when a resolution relates not to a specific election, but to the procedures by which board elections are conducted. The Division has thus required companies to include in their proxy statements many different proposals that relate to the procedures by which directors are elected, though not to the specific election of specific candidates. Shareholders are thus entitled to vote on such matters as:

– whether all directors should be elected annually or to multi-year terms in staggered "classes," *e.g., Boeing Co.* (Feb. 23, 1999);

– whether a company should allow cumulative voting for directors, a procedure that permits shareholders to vote their holdings cumulatively for a single candidate and that may permit minority shareholders to increase representation on the board, *e.g., Archer Daniels Midland* (June 20, 1996);

– whether a company should set term limits or mandatory age limits for directors, *e.g., LSB Industries* (Feb. 17, 1997);

– whether the CEO should be the only company officer on the board of directors, *PepsiCo.* (Jan. 13, 2000);

– the degree to which the board should be composed of individuals who are independent of the company, *General Dynamics* (Jan. 25, 1994);

– whether nominees for the board of directors should be required to own stock in the company, *Pinnacle West Capital Corp.* (Mar. 19, 1990);

– whether a company should nominate two candidates for each board seat, *e.g., SBC Communications Inc.* (Jan. 31, 2001); and *Citicorp.* (Jan. 6, 1994).

This interpretation of the Exclusion – which permits the omission of proposals relating to a specific election, but not proposals relating to election procedures – is easy to administer and consistent with the text and history of the rule. The Division has followed this interpretation in deciding to permit shareholders to vote on some proposals similar in character to the Plan's Resolution, but the Division has excluded other similar proposals by adding a gloss to this interpretation, namely that a proposal may be excluded if it would "establish a procedure that may result in contested elections of directors." As we now explain, this addition is not supported by the text or history of the Director Election Exclusion and is inconsistent with other no-action letters.

A. The Text of the Rule

There is little early guidance about the scope of the Director Election Exclusion under Rule 14a-8 and its predecessors. The early versions of the Commission's rule on shareholder proposals outlined the nature of the process and added: "This rule does not apply, however, to elections to office." Exchange Act Rel. No. 3998 (Oct. 10, 1947) (Rule X-14A-8(a)). See also Exchange Act Rel. No. 4979 (Jan. 6, 1954)(same); Exchange Act Rel. No. 8206 (Dec. 14, 1967)(Rule 14a-9 "does not apply, however to elections for office or to counter proposals to matters to be submitted by management.")

In 1976 the Commission rewrote Rule 14a-8 to eliminate the reference in the first paragraph of the rule to elections and counter-proposals and added two enumerated exclusions (then identified as subparagraphs (c)(8) and (c)(9)) to the list of reasons why a proposal may be omitted. An indication of the scope of the Exclusion appears in the 1976 notice of proposed rulemaking, which proposed that companies be allowed to omit proposals that relate to a "corporate, political, or other election to office." The final rule deleted the words "corporate, political or other" from the Exclusion, however. The Commission explained that it was doing so to dispel a misunderstanding among commentators that the Commission "intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer." Exchange Act Rel. No. 12999 (Nov. 22, 1976). The Director Election Exclusion was not changed in either the 1982 or 1998 rulemaking proceedings that revised other portions of Rule 14a-8.

This history indicates that even before the 1976 rulemaking, the Commission has not viewed Rule 14a-8 and its predecessors as permitting the omission of shareholder proposals relating to the procedures for electing directors or the qualifications of candidates for office. If anything, the text of the rule in effect for the past quarter-century buttresses this intent, with its textual limitation of the scope of the Exclusion to "an" election to the board, not elections generally or election procedures. The expansive interpretation of shareholder rights embodied in Rule 14a-8 is consistent with the policy underlying Rule 14a-8, namely, that shareholders should be able to use the company's proxy statement "to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." The exclusions in Rule 14a-8 serve a function of screening out proposals that fail to raise issues of such broad or general concern to shareholders that they warrant inclusion in the proxy statement and a chance for all shareholders to register their views. The Plan's proposal – dealing with the procedures for electing directors – is fully in line with the type of proposal that Rule 14a-8 is intended to allow, not exclude.

B. Inconsistent No-Action Determinations

Over the years the Division has ruled on a number of shareholder proposals seeking access to management's proxy statement. Although the precise formulation may vary, these proposals generally provide that a shareholder or group of shareholders (often holding more than a specified threshold of shares) may nominate a candidate to serve on a company's board and have that candidate's name and related information included in the company's proxy statement and proxy card.

The Plan's proposal has some basic similarities, in that it allows a qualifying shareholder or group of shareholders (three percent is the threshold) to nominate a candidate for director and have that candidate's name, relevant information and a supporting statement included in the company's proxy materials.

In a series of decisions from the early 1980s and again in the mid-1990s, the Division applied the "specific election vs. nomination process" interpretation that the Plan asks the Commission to affirm here when it held that the Director Election Exclusion did not allow companies to exclude proposals that a shareholder with a specified holding in a given company had the right to nominate a candidate and to have the candidate's name included in the company's proxy materials. *E.g., Dravo Corporation* (Feb. 21, 1995); *Pinnacle West Capital Corp.* (Mar. 26, 1993), *Union Oil Co.* (Feb. 24, 1983 and Jan. 29, 1981). Although the Division did not follow this interpretation unswervingly throughout these two decades, *see Unocal Corp.* (Feb. 6, 1990)(permitting the exclusion, without an attempt to reconcile its conclusion with prior determinations, of a shareholder access proposal on the theory that the establishment of such a procedure is "a matter more appropriately addressed under Rule 14a-11 [now 14a-12]), the interpretation advanced by the Plan was standard.

The *Union Oil Co.* no-action determinations from the early 1980s are a good example of this principle. There the Division considered a bylaw amendment to permit any shareholder owning 125,000 shares to place nominees on the company's proxy statement "in the same manner as any, and all other nominees presented for election. The Division explained that the proposal could not be omitted because it "does not relate to the election of *directors at a particular meeting*, but rather to the procedure to be followed to select nominees *in general*" (emphasis added).



Exhibit C

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 23, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Citigroup, Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Citigroup, Inc. ("Citigroup" or the "Company") a stockholder proposal (the "Proposal") to amend the Company's bylaws to establish a procedure by which a Nominating Stockholder (as defined in the Proposal) may ensure the inclusion of a Qualified Nominee (also defined in the Proposal) in Citigroup's proxy statement and on its proxy card.

In a letter to the Commission dated December 19, 2002, Citigroup stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of shareholders. Citigroup argues that the Proposal is excludable: (i) under Rule 14a-8(i)(8), because it would establish a procedure that would result in contested elections of directors; (ii) under Rule 14a-8(i)(3), on the ground that the Proposal contains false or misleading statements; (iii) under Rule 14a-8(i)(2), as violating Delaware law; and (iv) under Rule 14a-8(i)(1), as an improper subject for action by stockholders under Delaware law. As discussed more fully below and in the attached opinion of Grant & Eisenhofer, P.A., Citigroup has not adequately established its entitlement to rely on any of those four exclusions. Accordingly, its request for no-action relief should be denied.

Rule 14a-8(i)(8): Relates to an Election for Membership on the Company's Board of Directors

Rule 14a-8(i)(8) permits exclusion of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." (For simplicity, this exclusion is referred to herein as the "Election Exclusion.") Citigroup contends that the Proposal falls within this exclusion because it would foster contested elections of directors. Citigroup is correct that the SEC staff has, in recent years, excluded proposals similar to the Proposal on the ground that they were likely to lead to contested director elections.

The language of the Election Exclusion provides little guidance regarding its scope. Because of the breadth of its language, it could be construed as permitting exclusion of all proposals touching on the election of directors. However, the SEC staff has not interpreted the Election Exclusion so broadly, and has required companies to include in their proxy statements many different proposals that concern the election of directors, including proposals asking companies to declassify their board, see, e.g., Boeing Co. (Feb. 23, 1999); adopt cumulative voting, see, e.g., Archer Daniels Midland (June 20, 1996); adopt director tenure limits or mandatory retirement ages, see, e.g., LSB Industries (Feb. 17, 1997); and nominate two candidates for each open board seat, see, e.g., SBC Communications Inc. (Jan. 31, 2001; review denied, Mar. 16, 2001).

All of these permitted proposals certainly "relate to" the election of directors. For example, a proposal seeking board declassification would, if implemented, result in each director standing for election every year rather than once every three years. The institution of cumulative voting could significantly change the dynamics of voting in director elections, making it easier for a small bloc of shareholders to ensure the election of a particular director candidate. And nominating two candidates for each open directorship would require shareholders to make choices about the competing slates in each director election.

Interpreting the Election Exclusion as not prohibiting all proposals touching on director elections is consistent with the scant history and SEC commentary that exists regarding the exclusion. For much of the shareholder proposal rule's history, the first paragraph of the rule, which set forth the general parameters of the process, provided, "This rule does not apply, however, to elections to office." See, e.g., Exchange Act Rel. No. 3998 (Oct. 10, 1947) (Rule X-14A-8(a)); Exchange Act Rel. No. 4979 (Jan. 6, 1954) (same); Exchange Act Rel. No. 8206 (Dec. 14, 1967) (Rule 14a-8; "This rule does not apply, however, to elections to office or to counter proposals to matters to be submitted by management."). The rule did not contain any additional explanation regarding the meaning of this language.

In 1976, the language regarding elections and counter proposals was removed from the first paragraph of the rule, and two additional substantive bases for exclusion were created. When this change was first proposed, the Commission proposed to allow the exclusion of any proposal that related to a "corporate, political or other election to office." In the final version, however, the Commission deleted the words "corporate, political or other" from the provision. The Commission did so in order to dispel a misunderstanding displayed by commentators that the Commission had "intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer." Exchange Act Rel. No. 12999 (Nov. 22, 1976). Thus, it is clear that the Commission did not intend to bar all proposals dealing in any way with the election of directors.

The SEC staff has been required to determine how the Election Exclusion should apply to proposals that concern director election but are not one of the three types of proposals specifically mentioned in Release No. 12999. As mentioned above, the SEC staff has declined to allow companies to exclude proposals affecting the frequency of elections and director tenure, in addition to the proposals on cumulative voting, director qualifications and political contributions identified in the release. This more permissive interpretation comports with the policy behind the Commission's proxy rules: "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation . . . ." Exchange Act Rel. No. 19135 (Oct. 14, 1982). It is difficult to imagine issues of more urgent concern to shareholders than those relating to the election of directors, who are charged with safeguarding stockholders' interests and overseeing management on stockholders' behalf.

Stockholder Access Proposals

Proposals seeking stockholder access to management's proxy statement (hereinafter, "Stockholder Access Proposals"), however, have met with an inconsistent response from the SEC staff, and, as Citigroup points out, the most recent letters have uniformly permitted exclusion. Compare Dravo Corporation (Feb. 21, 1995) (not permitting exclusion); Pinnacle West Capital Corp. (Mar. 26, 1993) (same); and Union Oil (Feb. 24, 1983 and Jan. 29, 1981) (same) with Unocal Corp., (Dec. 20, 1990) (allowing exclusion); Toys "R" Us, Inc. (Apr. 3, 2000) (same); and Boykin Lodging Company (Mar. 22, 2000) (same). We believe that the SEC staff has erred in applying the Election Exclusion to allow blanket exclusion of all Stockholder Access Proposals, and we respectfully request that the position be reconsidered. Specifically, we urge the SEC staff to permit Stockholder Access Proposals that, like the Proposal, would not permit circumvention of the Commission's proxy rules governing election contests or the disclosure requirements contained in Schedule 14A.

Although the precise formulation may vary, Stockholder Access Proposals generally provide that shareholders—often only those holding more than a threshold amount of stock—

may nominate a candidate to serve on a company's board, and require the company to include the nominee's name and certain other information on the company proxy statement and proxy card. Here, the Proposal would amend Citigroup's bylaws to establish a procedure by which any holder or group of holders owning 3% or more of Citigroup's outstanding common stock (the "Nominating Stockholder") may nominate a single candidate (a "Qualified Nominee") for inclusion in Citigroup's proxy statement and card. The Proposal would require that certain information required by Schedule 14A with respect to both the Nominating Stockholder and the Qualified Nominee be provided to Citigroup at the time of the nomination. The Proposal also provides that the Nominating Stockholder must agree to abide by all applicable legal requirements, including, without limitation, Rule 14a-12, to the extent soliciting materials other than the Company's proxy statement are used.

The Proposal is designed to improve Citigroup's corporate governance by providing a substantial stockholder or group of stockholders with a cost-effective way to participate meaningfully in the director election process. Currently, the incumbent board has exclusive access to management's proxy statement for the purpose of nominating director candidates. A stockholder that wishes to sponsor a board candidate must shoulder all of the expenses associated with such a campaign, including costs associated with preparing, printing and mailing a separate proxy statement and tabulating a separate proxy card, which can total hundreds of thousands of dollars.

Because the cost is so high, director campaigns are typically waged only by those seeking control of the company. Providing a more level playing field with respect to the nomination of director candidates is a logical outgrowth of the principle that stockholders have the exclusive power to elect directors, and that providing access to management's proxy will enable stockholders to fulfill their monitoring role more effectively. See Melvin A. Eisenberg, "Access to the Corporate Proxy Machinery," 83 Harv. L. Rev. 1489 (1970); Carol Goforth, "Proxy Reform as a Means of Increasing Shareholder Participation in Corporate Governance: Too Little, But Not Too Late," 43 Am. U. L. Rev. 379 (1994).

The "Contested Election" Rationale and the Commission's Proxy Rules

In permitting exclusion of Stockholder Access Proposals, the SEC staff has reasoned that such proposals, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." See, e.g., United Road Services, Inc. (May 5, 2000); The Black & Decker Corp. (Jan. 18, 2000); The Coca-Cola Company (Jan. 24, 2000). In some cases, the staff has explained further that the establishment of such a procedure "is a matter more appropriately addressed under Rule 14a-11 [now 14a-12]." See, e.g., Unocal Corp. (Feb. 8, 1990); BellSouth Corp. (Feb. 4, 1998). Citigroup relies on these staff decisions to urge that it be permitted to exclude the Proposal.

The SEC staff has supported its use of the contested election rationale by quoting language from a 1976 release proposing minor changes to the Election Exclusion. In that release, the Commission stated, "[T]he principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now 14a-12], are applicable thereto." Exchange Act Rel. No. 12598 (July 7, 1976). That statement contains two principles useful in interpreting the Election Exclusion: first, that Rule 14a-8 should not be used as a mechanism to conduct a campaign in favor of or against a particular candidate for the board; and second, that the SEC staff is concerned that certain proposals reforming the election process could interfere with the Commission's regulation of proxy solicitations.

The Plan agrees that the shareholder proposal rule itself should not be used to nominate director candidates or oppose one or more candidates nominated by the board. The Proposal does neither of these things: it does not advance a particular nominee's candidacy, nor does it urge stockholders to unseat any of Citigroup's incumbent directors.

The Proposal does, however, seek to reform the process by which directors are nominated and elected at Citigroup. It is possible to construe "effecting reforms in elections of that nature" as referring to—and thus supporting exclusion of—all proposals aimed at reforming the corporate election process. However, such a reading is not compelled by prior no-action letters or a need to preserve the integrity of the disclosure scheme established by the Commission's other proxy rules.

Certain proposals that have long been held not to be excludable, such as proposals advocating cumulative voting, would effect a significant reform in the election process and would likely lead to an increase in the number of contested elections. Most similar to Stockholder Access Proposals are recent proposals asking companies to nominate two or more persons for each open board seat and include information about all nominees in the proxy statement and on the proxy card ("Double Nominee Proposals"), which would also bring about a major change to the process for electing directors. With respect to the Double Nominee Proposals, a contested election would surely occur because the incumbent board could recommend that stockholders vote for only one slate's worth of candidates. Nonetheless, the SEC staff has not allowed companies to exclude these proposals. <u>See</u>, <u>e.g.</u>, General Electric Company (Jan. 12, 2001) (rejecting argument that Double Nominee Proposal created contested election, justifying exclusion under Rule 14a-8(i)(8)); General Motors Corp. (Apr. 10, 2000) (same).

The SEC staff's concern regarding circumvention of the other proxy rules, evident in Release 12598, may explain its inconsistent treatment of Double Nominee Proposals and

Stockholder Access Proposals. Specifically, the SEC staff may believe that because under the Double Nominee Proposals all candidates are nominated by the incumbent board, violations of the other proxy rules could not occur. The Double Nominee Proposals do require all "SEC-required declarations"—presumably referring to the information about the nominees required by Schedule 14A—to be included in management's proxy statement. However, the Double Nominee Proposals do not prohibit candidates from among the slate not recommended by the incumbent board from sending out their own solicitation materials or even circulating a separate proxy card without complying with the proxy rules. Indeed, if such candidates were serious about winning the election, they would likely engage in at least some solicitation activity.

By contrast, the procedure established pursuant to the Proposal would ensure that Nominating Stockholders and Qualified Nominees do comply fully with all of the Commission's proxy rules. As an initial matter, the proxy rules do not require that the specified disclosure regarding candidates not nominated by the incumbent board appear in a separate document from management's proxy statement or that stockholders shoulder all of the substantial financial burden of sponsoring a candidate for a company's board. Rule 14a-3(a) provides that "No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive proxy statement containing the information specified in Schedule 14A . . . ." Management's proxy statement, so long as it contained the Schedule 14A information with respect to the Qualified Nominee and the Nominating Stockholder, would satisfy this requirement.

Other proxy rules govern the solicitation process, and the Proposal contemplates that Nominating Stockholders and Qualified Nominees will be required to agree to abide by all of these rules in order to obtain the benefit of inclusion in management's proxy statement. For example, Rule 14a-4 imposes certain requirements regarding the form and content of a proxy card and requires that "[n]o person conducting a solicitation subject to this section shall deliver a form of proxy . . . to any security holder unless the security holder concurrently receives, or has previously received, a definitive proxy statement that has been filed with the Commission pursuant to [Rule 14a-6(b)]."

Similarly, Rule 14a-12 allows written solicitation before stockholders have received a proxy statement only if stockholders are provided with certain information regarding all the participants in the solicitation and there is a legend advising stockholders of certain information. A Nominating Stockholder and Qualified Nominee could comply with these rules by ensuring that no separate proxy cards are distributed prior to the dissemination of management's proxy statement, and by providing participant information in any written solicitation material distributed before the proxy statement.

To conclude that a reform of the kind effected by the Proposal is "more appropriately addressed under [Rule 14a-12]" thus creates an unnecessary dichotomy between the Proposal's procedure and the Commission's proxy rules. Far from undermining those rules, the Proposal ensures that Nominating Stockholders will comply with them in order to take advantage of the benefits conferred by the Proposal. Nothing in the rules themselves prevents such compliance. The Commission's staff may monitor compliance by Nominating Stockholders and Qualified Nominees, just as they do when stockholders sponsor director candidates without the benefit of access to management's proxy statement. The purpose of the proxy rules—complete and accurate disclosure of information regarding matters to be voted on by stockholders—can be served as well under a stockholder access regime as under the current system. There is thus no basis to exclude the Proposal pursuant to Rule 14a-8(i)(8) simply because it may lead to contested director elections.

Rule 14a-8(i)(3): False or Misleading Statements

Citigroup argues that the Proposal is excludable under Rule 14a-8(i)(3), which permits exclusion of, among other things, proposals that are false or misleading, pointing to two statements in the Proposal's supporting statement. Neither of these statements is materially misleading to stockholders.

First, Citigroup objects to the statement, "We believe that direct access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring diverse opinions and independent oversight," arguing that the access right provided in the Proposal would not foster diversity because it can only be used by large institutional stockholders. It is important to note that the statement regarding promotion of diversity and oversight is qualified as an opinion in the Proposal, a fact that Citigroup omits in its no-action request. Further, as a factual matter, Citigroup appears to misconstrue the Proposal: any stockholder, however small its holdings, can be part of a group holding 3% and entitled to nominate a Qualified Nominee. Accordingly, there is nothing misleading about the Proposal's statement regarding diversity and oversight.

Second, Citigroup argues that the Proposal misleadingly implies that stockholder nominations are not considered by the Company. The Proposal is careful to state, however, that "there is no indication" in Citigroup's proxy statements that such consideration occurred. Because of the lack of disclosure, the Plan has no knowledge of the extent to which Citigroup's board has received or considered stockholder nominations. A reasonable stockholder would not read the Proposal as asserting that nominations were made but not considered, but rather would understand the Proposal as remarking on the lack of transparency of the current process.

Rule 14a-8(i)(1) and (i)(2): Improper Subject for Action by Shareholders and Violation of Law

Rule 14a-8(i)(1) permits exclusion of a proposal if it "is not a proper subject for action by shareholders under the law of the jurisdiction of the company's organization." Rule 14a-8(i)(2) allows a company to exclude a proposal if it, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." Citigroup contends that the Proposal violates Delaware law, and thus is excludable under both of these exclusions, because: (i) it would interfere with the authority of Citigroup's board to manage the company's business and affairs; (ii) its 3% nomination threshold would impermissibly discriminate between holders of the same class of shares, violating the "equal treatment" doctrine; (iii) it would require the expenditure of corporate funds; and (iv) it would suggest to stockholders that the Company's board has endorsed stockholder-nominated Qualified Nominees, violating Citigroup's disclosure obligations under Delaware law.

As discussed more fully in the attached opinion of Grant & Eisenhofer, P.A., the Proposal does not violate Delaware law or constitute an improper subject for action by stockholders. Stockholder-initiated bylaws, like the Proposal, that relate to governance—as opposed to the day-to-day management of a company—are lawful in Delaware. Any expenditure of corporate funds would be minimal, consisting of the incremental printing, mailing and tabulation costs associated with the addition of a Qualified Nominee. The Proposal does not violate the "equal treatment" rule because small stockholders have the same right as large ones to join a group of stockholders whose holdings are sufficient to qualify as a Nominating Stockholder under the Proposal, and because stockholders' voting rights would not be affected by the Proposal. Finally, the Proposal would not preclude Citigroup's board from indicating in the proxy statement that it is not recommending a vote in favor of a Qualified Nominee nominated pursuant to the procedure established in the Proposal. The Nominating Stockholder would be prohibited by the application of Rule 14a-9 from stating or implying that the Qualified Nominee enjoyed the incumbent board's support. As a practical matter, moreover, it would likely be clear from the Nominating Stockholder's statement in support of the Qualified Nominee that such nominee was not supported by the incumbent board.

* * * *

To conclude, the Proposal sets forth a stockholder right of access to management's proxy statement that has been carefully designed to enhance the participation of substantial stockholders in Citigroup's corporate governance while ensuring compliance with the Commission's proxy rules. The Proposal does not violate Delaware law or contain false or misleading statements. Accordingly, we urge the SEC staff not to permit Citigroup to exclude the Proposal in reliance on the Election Exclusion, Rule 14a-8(i)(1), (i)(2) or (i)(3).

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007

Very truly yours,



Charles J. Jurgonis
Plan Secretary

cc: Shelley Dropkin
Senior Counsel
Citigroup, Inc.
425 Park Avenue
New York, NY 10043



GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

JAY W. EISENHOFER
STUART M. GRANT
MEGAN D. MCINTYRE
GEOFFREY C. JARVIS

DENISE T. DIPERSIO
ABBOTT A. LEBAN
DIANE T. ZILKA **

KURT N. SCHACHT †
OF COUNSEL

MICHAEL J. BARRY ††
CHRISTINE S. BULMAN
CYNTHIA A. CALDER
RICHARD M. DONALDSON *
C. KIRBY HAPPER ***
JOHN C. KAIRIS
SIDNEY S. LIEBESMAN
JAMES P. MCEVILLY, III *
KEVIN K. O'BRIEN ****
MARLON Q. PAZ
MICHELLE N. PETERSON *
DMITRY PILIPIS
LAUREN E. WAGNER †††

* ADMITTED IN NJ & PA ONLY
** ADMITTED IN NY & PA ONLY
*** ADMITTED IN NC & NY ONLY
**** ADMITTED IN PA ONLY
† ADMITTED IN OH & WI ONLY
†† ADMITTED IN MA, NJ & PA ONLY
††† ADMITTED IN AL & GA ONLY

January 22, 2003

DIRECT DIAL: (302) 622-7050

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proxy Proposal – Citigroup, Inc.

Ladies and Gentlemen:

Following is our opinion as to whether AFSCME's proposal requiring the Board of Directors of Citigroup, Inc. ("Citigroup" or the "Company") to amend the bylaws to require that the Company include director candidates nominated by the shareholders in the proxy materials prepared by management (the "Proposal") complies with the Delaware General Corporation Law ("DGCL"). We have reviewed the opinion received by the Company of Morris, Nichols, Arsht & Tunnell ("Morris Nichols"), dated December 18, 2002 (the "Citigroup Opinion") concluding that the Proposal may be omitted from Citigroup's 2003 annual meeting proxy materials under Rule 14a-8(i)(1) and (2) of the Securities and Exchange Commission ("SEC"), 17 C.F.R. § 240.14a-8(i)(1), (2), because it violates the DGCL and is thus an improper subject for shareholder action. In addition to the Citigroup Opinion, we have reviewed the Proposal and the Company's current by-laws and certificate of incorporation. Although this precise issue has never been decided in Delaware, we believe that the Proposal complies with the DGCL.

The Proposal

Under the Proposal, Citigroup's by-laws would be amended to require the Company to include in its proxy materials the name and statement of a director candidate nominated by qualified shareholders. A "Nominating Stockholder" is defined as a stockholder or stockholder group which owns 3% or more of the Company's stock. The Nominating Stockholder must provide a "Disclosure" to the Company's Secretary in connection with the nomination which includes the nominee's consent and proof of the nominator's holdings. The "Statement" required to be included in the proxy materials is limited to 500 words in support of the nominee and is made by the Nominating Stockholder. The board is also required to adopt a procedure to resolve disputes over whether the Disclosure and Statement comply with applicable SEC rules.

Rule 14a-8

SEC Rule 14a-8 (17 C.F.R. § 240.14a-8) addresses the procedures for submitting shareholder proposals, when a company must include a shareholder's proposal in the company's proxy statement and the circumstances under which a shareholder proposal may be excluded by the company. One reason for excluding shareholder proposals is if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization," i.e., the proposal is improper under state law. 17 C.F.R. § 240.14a-8(i)(1). Shareholder proposals will also be excluded from proxy materials if they violate any state, federal or foreign law. *Id.* at 240.14a-8(i)(2). However, the SEC will permit a proposal as long as there is some reasonable doubt as to whether it is permissible under state law. Only if the proposal is clearly impermissible under state law, will the SEC permit its exclusion. *See Putnam High Income Convertible and Bond Fund*, SEC No-Action Letter, 2002 WL 927421, at *9 (Apr. 24, 2002) (SEC disagreed with company's interpretation of state law and determined that shareholder proposal could not be excluded under 14a-8(i)(1)).

Morris Nichols contends that the Proposal is improper in accordance with both 14a-8(i)(1) and (2).

The Opinion

Morris Nichols concludes that the Proposal is subject to exclusion under Rule 14a-8(i)(1) and (2) because: (1) it is inconsistent with the board's authority to manage the company's business and affairs under the DGCL; (2) it requires the expenditure of corporate funds; (3) it favors large shareholders and discriminates against small shareholders by limiting Nominating Stockholders to those owning at minimum 3% of the Company's stock; and (4) it implicates the board's disclosure obligations by implying to shareholders that the board endorses the stockholder-nominated candidate. (Citigroup Opinion at 3-10).

Each of those opinions is either an open question, because the matter has not yet been ruled upon in Delaware, or is incorrect. First, shareholder by-laws, like the Proposal, relating to governance – as opposed to matters relating to ordinary day to day management – are clearly proper in Delaware. Second, any expenditure of corporate funds under the Proposal is at best, *de minimis*, and virtually any shareholder by-law would require the expenditure of corporate funds. Finding such *de minimis* expenditures to be a bar to shareholder by-laws would effectively eliminate them altogether even though they are specifically provided for in the DGCL and by Rule 14a-8 itself. Third, the Proposal does not discriminate among shareholders because shareholders owning less than 3% of the Company's stock can pool their shares to nominate a candidate. Moreover, even if it favors large shareholders, the so-called "equal treatment" doctrine does not bar the Proposal because Delaware courts routinely uphold disparate treatment of shareholders in the same class as long as the *voting rights* of the stock are not affected, which, of course, is the case here. Finally, the board's disclosure obligations under Delaware law are not affected by the Proposal. The Statement required by the Proposal would make it clear that the Board does not endorse the nominee, nothing in the Proposal prevents the Board from communicating that fact to shareholders as it would with respect to any shareholder-sponsored proposal in the proxy and the Proposal provides for a procedure to resolve any disputes about false and misleading statements under the SEC rules.

DISCUSSION

I. Shareholder Bylaws Are Proper Under Delaware Law

"The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure." *Frantz Manufacturing Company v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985). The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for . . . the . . . convenient functioning" of the corporation. *Gow v. Consolidated Coppermines Corp.*, 165 A. 136, 140 (Del. Ch. 1933). Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law, *see Oberle v. Kirby*, 592 A.2d 445,457-58 (Del. 1991); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969); *State ex rel.*

Brumley v. Jessup & More Paper Co., 24 Del. 370 (1910); *Gaskill v. Glady's Gelle Oil Co.*, 146 A. 337 (Del. Ch. 1929), and must be reasonable in their application. *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971).

Section 109 of the DGCL provides that the *shareholders* of a corporation have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws *shall be in the stockholders entitled to vote* . . ." 8 Del. C. § 109(a) (emphasis supplied). Moreover, even though the certificate of incorporation may extend this right to the board of directors, "[t]he fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws." *Id.* Thus, the DGCL is clear that it is within the shareholders' authority to adopt bylaws for the corporation.

Section 109(b) defines the only limitations on the subject matter of bylaws. It states as follows:

> (b) The bylaws may contain any provision, *not inconsistent with law or with the certificate of incorporation*, relating the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis supplied).

Section 109(b), then, clearly authorizes bylaws "relating to the business of the corporation" or "the conduct of its affairs." Thus, a bylaw relating to the "business or affairs" of a corporation is proper as long as the bylaw is consistent with the certificate of incorporation or consistent with law.

Shareholder bylaws on many subjects have been upheld by the Delaware courts. For example, in *Franz*, the Supreme Court of Delaware upheld a bylaw enacted by a majority shareholder that required attendance of all directors for a quorum, and required unanimous director approval for any board action. 501 A.2d at 407. *See also I.S. Phillips v. Insituform*, No. 9173, 1987 WL16285 (Del. Ch. Aug. 27, 1987) (reaching merits of shareholder bylaws, thus implicitly accepting shareholders' right to impose bylaws concerning director voting).

In addition, the DGCL specifically authorizes bylaws on many governance-related subjects: Under Section 141, bylaws may regulate the size of the board, establish director qualifications, specify quorum and voting requirements, and regulate board committees. 8 Del. C. § 141. Likewise, Section 142 permits bylaws to specify the number, titles, and duties of officers, proscribe the method for choosing officers and their terms, and establish the rules for filling vacancies in any office. 8 Del. C. § 142. And under Sections 211 and 212, bylaws may specify the date and time of shareholder meetings, establish the quorum and vote requirements for action at such meetings, and authorize persons other than the board of directors, including shareholders, to call special meetings. 8 Del. C. §§ 211, 212.

II. A Delaware Court Would Find That The Proposal Does Not Implicate Section 141(a) Of the DGCL Because The Proposal Does Not Relate To The Companies' Management Of Its "Business And Affairs"

Morris Nichols contends that the proposal is impermissible under Section 141(a) of the

DGCL because it interferes with the board's management of Citigroup's business and affairs. Although this precise question has not been decided in Delaware, we believe that a Delaware court would find that the Proposal does not implicate Section 141(a) because: (1) the Proposal does not relate to the Company's day to day management; and (2) even matters relating to management are proper subjects for shareholder bylaws.

A. It Has Been Suggested that Section 141(a) Limits the Management of the Corporation to the Board of Directors

Under Section 141(a) of the DGCL, the responsibility for the management of the business and affairs of the corporation is delegated to the board of directors. Section 141(a) provides as follows:

> (a) The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, *except as maybe otherwise provided in this chapter or in its certificate of incorporation*. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a) (emphasis supplied).

B. Section 141(a) Does Not Apply to the Proposal Because It Concerns Governance, Not the Management of Ordinary Day to Day Affairs

"The term 'management,' as used in this context, 'relates to supervision, direction and control'" of the corporation. *Canal Capital Corp. v. French*, No. Civ. A. No. 11,764, 1992 WL 159008 (Del. Ch. July 2, 1992). This is similar to the criteria used by the SEC in approving or

Similarly, the Division in 1995 agreed with the proponent in *Dravo Corp.*, where the proponent sought to include on the company's proxy any shareholder-nominated candidates who were qualified for election. The Division there rejected precisely the same "contested election" argument that the Division found persuasive here, namely Dravo's contention that the proposal "clearly" intends to "lay the groundwork for future proxy battles by removing the company's prerogative to exclude competitive election proposals from its materials."

More recently, however, the Division has rejected proposals similar to the Plan's Resolution in reliance on the gloss added to the earlier interpretation of the Director Election Exclusion, namely, that these proposals may be omitted because "rather than establishing procedures for nomination or qualification generally, [they] would establish a procedure that may result in contested elections of directors." *E.g., United Road Services, Inc.* (May 5, 2000); *The Black & Decker Corp.* (Jan. 18, 2000); *The Coca-Cola Company* (Jan. 24, 2000). This misinterpretation of the rule now appears to be uniformly applied to such shareholder resolutions. *E.g., Toys "R" Us, Inc.* (Apr. 3, 2000); *Boykin Lodging Company* (Mar. 22, 2000).

One cannot reconcile these divergent rulings. First, the "may lead to contested elections" determination is inconsistent with the Division's rulings that a company may be required to nominate two candidates for every open board seat. These rulings certainly create the possibility of contested elections in the sense that some nominees would win while others would lose. Second, the current interpretation simply cannot be reconciled with earlier proposals such as the ones in *Union Oil Co.* that shareholders satisfying a certain threshold of share ownership may nominate candidates and have those candidates included in the company's proxy statement because such proposals do "*not* relate to the election of directors *at a particular meeting*, but rather to the procedure to be followed to select nominees *in general*" (emphasis added).

The Plan submits that the Division got it right in the earlier rulings and that the more recent deviation from that principle should be rejected as inconsistent with the text and history of Rule 14a-8 and its Director Election Exclusion. Regardless of one's views on the proper scope of the Director Election Exclusion, it should be common ground that the Division's interpretations have been inconsistent over time, and that facet alone should warrant discretionary review. Moreover, as we demonstrate in the next section, the substantive issue itself is of sufficient "importance" to warrant plenary review by the full Commission.

C. The Commission Should Reverse the Division's Determination

Although the topic of the Plan's Resolution is director elections, the core issue in this appeal is one of corporate governance, namely: Do Citigroup shareholders have the right to decide for themselves whether they would like to have certain shareholder-nominated candidates appear in the proxy statement that is prepared at company expense?

This is entirely a matter of process. If a company's shareholders want their company to facilitate their opportunity to consider shareholder-nominated candidates, why should the Commission stand in their way? In essence, all we are discussing is the question of whether Citigroup's shareholders believe that the Company should shoulder the costs of printing additional items in proxy materials and a proxy card, which costs are modest when included in a set of materials the Company is already committed to circulating to all shareholders – or whether the cost of presenting additional candidates for election to the board should be borne entirely by the nominating shareholders?

This is fundamentally an issue about choice and about whether Citigroup shareholders believe that they should shoulder the cost of learning about additional candidates for the board of directors. Shareholder proposals on other facets of corporate governance and director elections have cost consequences. For example, a resolution calling for annual election of directors each year may saddle a company (and its shareholders) with the cost of printing longer proxy statements and proxy cards than if only one-third of the directors were running for three-year terms each year. Similarly, proposals asking a company to increase the number of independent directors or to add minority or female candidates to the board may increase the cost of director elections on the company (and its shareholders), but at this point in time, no one would seriously object that shareholders should be denied the right to recommend the adoption of such policies if that is how they want their company to be governed.

Viewed in that light, the Division's rationale about how "this may lead to contested elections" cannot be a proper basis for exclusion. Contested elections are a way of life in most spheres of American life and are viewed generally as a positive good. The notable exception appears to be elections to corporate boards. It is quite common for director candidates to be nominated directly by the board without any opposition and with management having exclusive access to the company's proxy materials. A shareholder who wishes to sponsor a board candidate must shoulder the expense associated with an independent solicitation campaign, including the costs of preparing, printing and mailing separate proxy materials and tabulating a separate proxy card, which can total hundreds of thousands of dollars, if not more. Because the cost is so high, director campaigns are typically waged only by persons seeking control of the company. Even large institutional investors may hold only a comparatively small stake in a company, such that the cost of mounting an independent campaign may be difficult to justify when compared to any possible or anticipated return.

The Plan's Resolution posits that if Citigroup shareholders so choose, they would be able to level the playing field by creating a mechanism whereby they and other Citigroup shareholders could present and consider candidates for election to the board as part of a single set of documents, the Company's proxy statement and proxy card. This is a logical outgrowth of the principle that shareholders have the exclusive power to elect directors, and providing access to the Company's proxy will (if approved by Citigroup shareholders) allow them to hold the board accountable. See Melvin A.. Eisenberg, *Access to the Corporate Proxy Machinery,* 83 HARV. L. REV. 1489 (1970); Carol Goforth, *Proxy Reform as a Means of Increasing Shareholder Participation in Corporate Governance: Too Little, But Not Too Late*, 43 AM. U.L. REV. 379 (1984). It is Citigroup shareholders whose money is at stake with respect to how the Company is governed, and if they want to choose a different course, we submit that the Commission, through Rule 14a-8(i)(8), should not stand in the way.

Viewed in this context, the Division's concern about the possibility of contested elections should have no moment. As a long-term institutional investor, the Plan fully supports the Commission's core mission of protecting shareholders by providing them with truthful and adequate disclosures with which to make their own decisions. The Plan's Resolution is fully consistent with that goal. To the extent that the Division may have regulatory concerns about the adequacy of disclosures if shareholders adopt such a Resolution and if there are more contested elections as a result, we submit that the Resolution is sensitive to the goals of disclosure and shareholder protection that are at the heart of the Commission's basic mission.

A major purpose of Rules 14a-3, -4, -6, -11 and -12, which govern disclosures of information to shareholders in contested director elections, is to assure that shareholders have adequate information with which to assess the independent candidates. The Plan's Resolution honors that intent by requiring a Nominating Stockholders to submit certain specific information about its nominee that would have to be included in any proxy solicitation materials that a Nominating Stockholder would have to circulate as part of an independent campaign. In addition, to the extent that shareholders may have an interest in learning about the Nominating Stockholder, the Resolution requires the submission of information on that individual of the sort required of any "participant" in a solicitation.

The Resolution also provides that any submission by a Nominating Stockholder – such as a 500-word statement in support of the nominee – shall be subject to the limitations on materially false and misleading information in Rule 14a-9. A Nominating Stockholder must, in addition, agree to assume all liability arising out of any violation of law in connection with his or her communications with Citigroup shareholders and agree to comply with all laws and regulations governing any independent solicitation materials that the Nominating Stockholder may distribute to his or her fellow shareholders.

Under the circumstances, the Plan's Resolution protects shareholders by providing them with information the Commission has deemed important for them to have. It thus cannot be said that the issue raised here is more appropriate for consideration under Rule 14a-12 or other rules governing solicitation of proxies.

Conclusion

The Division's interpretation is inconsistent with the basic dichotomy governing the interpretation of the Director Election Exclusion, namely, that a company may exclude shareholder proposals affecting specific elections, but not proposals that relate to director qualifications or the nominating process. Regulatory protections of the sort applicable to independent solicitations are considered and factored into the Resolution that the Division considered here. If Citigroup shareholders wish to amend the bylaws to elect directors in a different way and with a different cost allocation than has previously been the case, that is a matter they are entitled to vote on, and the Director Election Exclusion should not be a barrier to that freedom to choose.

For the foregoing reasons, the Plan respectfully submits that the Commission should grant discretionary review of the no-action determination at issue here and reverse the determination of the Division of Corporation Finance that the Plan's Resolution may be excluded under Rule 14a-8(i)(8).

Respectfully submitted,



Gerald W. McEntee
Chairman

cc: Shelley J. Dropkin, Esq.
Citigroup, Inc.

Exhibit A

RESOLVED, pursuant to Article XXI of the Bylaws of Citigroup Inc. and section 109(a) of the Delaware General Corporation Law, the stockholders hereby amend the Bylaws to add the following Article III, section 12:

"The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Company's board of directors by a stockholder or group thereof that satisfies the requirements of this section 12 (the "Nominating Stockholder"), and shall allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominating Stockholder may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominating Stockholder must:

(a) beneficially own 3% or more of the Company's outstanding common stock;

(b) provide written notice received by the Company's Secretary within the time period specified in the first paragraph of Article III, section 11; such notice shall contain (i) with respect to the nominee, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominating Stockholder, the participant information required by Item 5(b) of Schedule 14A (with separate disclosure for each stockholder in a proposing group) (all disclosure in this section 12(b) is referred to as the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominating Stockholder's communications with stockholders of the Company, including the Disclosure; (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

In addition to the Disclosure, the Company shall include in its proxy materials a 500-word statement by the Nominating Stockholder in support of the nominee's candidacy (the "Statement"). The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

Stockholders currently have no meaningful control over the process by which candidates are selected for election to company boards of directors. Citigroup's bylaws state that stockholders may suggest candidates, but there is no requirement that the candidates be placed on the ballot. Indeed, there is no indication in any of Citigroup's last five proxy statements that any stockholder nominee was considered.

We believe that direct access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring diverse opinions and independent oversight. The need for such oversight is especially acute now, we think, in light of the challenges Citigroup has faced, including a sagging stock price and multiple government investigations related to analyst independence and IPO allocations, and executive succession.

We urge shareholders to vote FOR this proposal.

Exhibit B

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of The American Federation of State, County and Municipal Employees (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(1) promulgated under the Act and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to an election for membership on the company's board of directors."

Rule 14a-8(i)(3) provides that a proposal may be omitted if it or the accompanying supporting statement "is contrary to any of the Commission's proxy rules, including Section 240.a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-8(i)(2) provides that a proposal may be omitted if it would "cause the company to violate any state...law to which it is subject."

Rule 14a-8(i)(1) provides that a proposal may be omitted if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,



Shelley J. Dropkin
Senior Counsel

Enclosures

cc: American Federation of State, County and Municipal Employees

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A submitted by The American Federation of State, County and Municipal Employees Pension Plan (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal requires that the Company adopt a resolution amending its By-laws to add a new section requiring the Company to include in its proxy statement the name of a nominee for election to the Company's board chosen by a "Nominating Stockholder", a 500 word statement by the Nominating Stockholder in support of its nominee's candidacy and certain disclosure about the nominee and allow stockholders to vote with respect to the nominee on the Company's proxy card. To be eligible to make a nomination, a Nominating Stockholder must be a stockholder or group thereof who "beneficially own 3% or more of the Company's common stock", provide written notice of the nomination to the Company and agree to assume certain liability in connection with such candidacy.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(3), 14a-8(i)(2) and Rule 14a-8(i)(1). Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to an election for membership on the company's board of directors." Rule 14a-8(i)(3) provides that a proposal may be omitted if it or the accompanying supporting statement "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-8(i)(2) provides that a proposal may be omitted if it would "cause the company to violate any state...law to which it is subject." Rule 14a-8(i)(1) provides that a proposal may be omitted if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

THE PROPOSAL MAY BE OMITTED BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS IN VIOLATION OF RULE 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976).

The Proposal clearly seeks to foster contested elections by requiring the Company to include in its proxy materials stockholder nominees even if such nominees are not supported by the board of directors. The supporting statement reads as follows "Stockholders currently have no meaningful control over the process by which candidates are selected for election to company board of directors...We believe that direct access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring diverse opinions and independent oversight." The Proposal seeks to rectify what the Proponent deems to be an inequitable situation with regard to the nomination of candidates. However, rather than follow the established procedures for nominating candidates to which the Proponent refers in its supporting statement ("Citigroup's bylaws state that stockholders may suggest candidates...") or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure that will result in contested elections.

The Proposal is similar to a stockholder proposal (the "Prior Proposal") excluded from the Company's 2000 proxy statement. The Prior Proposal recommended that the Company "take all necessary steps to ensure" that the "names, biographical sketches and photographs" of candidates nominated by "holders of three percent of the outstanding shares of common stock" appear in the Company's proxy materials "to the same extent that such information is provided about the company's nominees" and the Company shall "print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees."

In Citigroup Inc. (January 21, 2000), the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") indicated that it would not recommend enforcement action if the Company excluded the Prior Proposal in reliance upon Rule 14a-8(c)(8), the predecessor to Rule 14a-8(i)(8). The Staff stated that the Prior Proposal, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors."

The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. In Storage Technology Corporation (March 22, 2002) the Staff granted a no-action letter request to exclude a proposal that would have required the registrant to amend its bylaws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. The Staff based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors." See also General Motors Corporation (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Through the Proposal, the Proponent is attempting to effect a reform in Citigroup's procedures for electing directors by shareholders that would establish a procedure that may result in contested elections. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

THE PROPOSAL CONTAINS UNTRUE STATEMENTS AND, THEREFORE, IT IS FALSE AND MISLEADING AND CONTRARY TO THE COMMISSION'S PROXY RULES

The Proponent asserts that "direct access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring diverse opinions and independent oversight." Given that 3% of Citigroup's outstanding shares represents approximately 152 million shares, rather than giving all shareholders access to Citigroup's proxy materials, the Proposal would limit the "direct access" it champions to a very few institutional shareholders. The Company's method of nominating a director, which permits nominations by all stockholders, ensures diverse opinions since all stockholders can participate in the nominating process not just those who hold 3% of Citigroup's common stock. Thus the Proponent's assertion that its plan will ensure diverse opinions is false and misleading.

In addition, as the Proposal acknowledges, the Company already provides a mechanism for shareholders to recommend nominees for election to the Board of Directors. The Proxy Statement clearly states that nominations can be submitted to the Secretary of the Company. All such nominations are considered by the Nominations and Governance Committee of the Board of Directors. The Proponent implies that, because there was no discussion in the proxy statement of how nominations received were handled, they were not considered. As the Company is not required to disclose details concerning the consideration of nominees for director in the proxy statement, the implication made by the Proponent is false and misleading.

Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(3).

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(2) BECAUSE IT WOULD CAUSE THE COMPANY TO VIOLATE DELAWARE LAW

Rule 14a-8(i)(2) permits the omission of a shareholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." The Company is a Delaware corporation. As more fully discussed in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell (the "Opinion") attached hereto as Exhibit B, if implemented, the Proposal would incorporate in the Company's bylaws a provision that discriminates among shareholders on the basis of the size of their shareholdings which is not permitted by Delaware law.

The Proposal would memorialize in a bylaw a provision that favors large shareholders and discriminates against small shareholders. Based on share prices at the time the Proposal was submitted, the share ownership requirement that the proposed bylaw would impose would exclude holders owning less than approximately $5.7 billion worth of Citigroup shares from the special nomination right it would create. This Proposal seeks to create a governance rule that is fundamentally at odds with the doctrine of equal treatment of holders of the same class of shares of a corporation's stock that has long been recognized by the Delaware courts. See e.g., In re

Sea-Land Corp., Del. Ch., C.A. No. 8453 (March 19, 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal"); Jedwab v. MGM Grand Hotels, Inc., Del. Ch., 509 A.2d 584 (1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal").

The rule also underpins the one-share-one-vote principle that has long applied to elections of directors of Delaware corporations. The Delaware Constitution of 1897, Art. 9, § 6 provided that "in all elections where directors are managers of stock corporations, each stockholder shall be entitled to one vote for each share of stock he may hold." Quoted in Providence and Worcester Company v. Baker, Del. Supr., 378 A.2d 121 at 123 (1977). This provision was subsequently deleted from the state constitution, but provisions of the Delaware General Corporation Law (the "DGCL") enacted at the same time carried the principle forward and it now appears in Section 212(a) of the DGCL which provides that, subject to provisions relating to record dates, unless a corporation's certificate of incorporation otherwise provides, "each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. The Company's Restated Certificate of Incorporation does not contain a provision that departs from the one-share-one-vote principle established in Section 212(a) of the DGCL.

While the DGCL does not include a provision relating to nominations by shareholders as distinct from voting by shareholders, the Delaware courts have equated the right of shareholders to make nominations with their right to participate in the voting process. See Harrah's Entertainment, Inc. v. JCC Holding Co., Del. Ch.. 802 A.2d 294 at 310 (2002) ("Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates."). Hence, a bylaw provision reserving to large shareholders only the right to nominate directors - - or even circumscribing the right of any shareholder to nominate and vote for directors in a material way as the Proposal does - - would be contrary to Delaware law. In that connection, it is interesting to note, as the Proposal itself acknowledges by including a cross reference to Article III, Section 11 of Citigroup's bylaws, that the Company's bylaws already include a provision recognizing that all shareholders may nominate persons to serve on the Company's board of directors. While that section imposes certain requirements concerning advance notice on shareholder nominations, it does not discriminate among shareholders on the basis of their share ownership. But the right of a shareholder to make a nomination at a meeting of shareholders pales in comparison to the right of a shareholder to have its nomination included in Citigroup's proxy statement and presented on Citigroup's proxy card. Given the fact that the vast majority of Citigroup's shareholders do not attend its annual meeting in person, marking the proxy card is the way most of Citigroup's shareholders actually vote. To give some favored shareholders access to the proxy card as the Proposal does is to give them a significant advantage in comparison to shareholders whose nominees are relegated to being submitted from the floor at the shareholders meeting. As the Delaware Court of Chancery said in the Harrah's decision, quoting Durkin v. Nat'l Bank of Olyphant, 772 F.2d 55,59 (3d Cir. 1985)

> the unadorned right to cast a ballot in a contest for [corporate] office . . . is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes

> the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise.

Harrah's, 802 A.2d at 311.

While the nominating process that the Proposal would put in place is not necessarily "closed", it is so one-sided as clearly to discriminate against small shareholders.

Because the Proposal clearly contemplates that several large holders of the Company's common stock will have the special nomination rights not available to the vast majority of the Company's other shareholders will not, the Proposal is inconsistent with the equal treatment doctrine as recognized by the Delaware courts and embodied in the one-share-one-vote principle enunciated in the DGCL. Accordingly, the Proposal would, if implemented, add to the Company's bylaws a provision that is contrary to Delaware law.

In addition, because the Proposal, if implemented, would require the Company to include on its proxy card the names of nominees for director not chosen by the Company's board of directors or a committee of the board charged with the responsibility to evaluate candidates for nomination to serve as directors, it is inevitable that such inclusion will suggest to shareholders that the board of directors endorses those nominees for election as directors of the Company. While the Proposal includes provisions apparently intended to protect the Company against liability arising out of violations of law relating to communications with shareholders by the shareholder or shareholders who make a nomination as contemplated by the Proposal and requires the board of directors to formulate a procedure to resolve disputes as to whether information included in Citigroup's proxy statement complies with SEC rules, these purported protections do not reach inclusion of names of nominees on the Company's proxy card, unless such names are themselves "communications." Nor do they reach the implicit endorsement by the board of directors that placing the name of a nominee on the proxy card carries with it. Not only could implementation of the Proposal, as a practical matter, falsely suggest that a nominee for director has been approved by the board of directors -- indeed the board may even have examined the candidate's qualifications and rejected the candidate -- it could undermine the authority of the board of directors to select nominees for directorships, could be confusing to shareholders and could cause the Company to expend corporate funds in a manner not heretofore envisioned by the proxy rules.

Because the Proposal could give shareholders the false impression that the board of directors has selected and endorsed candidates that the directors have not endorsed, the Proposal should also be subject to omission from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2) because it could cause the Company to violate the requirement of Delaware law that all communications with shareholders be truthful. See Malone v. Brincat, 722 A.2d 5, 12 (Del. 1998) ("Directors are required to . . . provide a balanced, truthful account of all matters disclosed in the communications with shareholders."); Stroud v. Grace, 606 A.2d 75, 86 (1992) ("Delaware also imposes a duty of full disclosure in assessing the adequacy of proxy materials under state law."); Arnold v. Society for Savings Bancorp, Inc., 650 A.2d 1270, 1277 (Del. 1994) ("The obligation attaches to proxy statements and any other disclosures in contemplation of stockholder action.") The fact that the Proposal includes provisions intended to protect the Company against liability for violations of law relating to communications with shareholders, does not protect the directors from violating the law causing the liability to arise in the first place.

Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(2).

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW

Rule 14a-8(i)(1) permits the omission of a shareholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Proposal calls upon the Company's shareholders to adopt a bylaw which discriminates among shareholders in a fashion not permitted by Delaware law as set forth above. Therefore, the Proposal is not a proper subject for action by the shareholders of the Company under Delaware law because it calls on shareholders to adopt a bylaw that is inconsistent with Delaware law.

In addition, because the Proposal, if implemented, would, as discussed above, undermine the ability of the Company's board of directors to select its own nominees by, at the very least, confusing shareholders with a presentation on behalf of management that includes with the management slate one or more, perhaps many, nominees for director selected by others, and because the Proposal would require the expenditure of corporate funds to advance the candidacy of nominees for director selected by persons other than the Board of Directors, the Proposal would be inconsistent with the provisions of Section 141(a) of the DGCL entrusting the management of the business and affairs of a Delaware corporation to its board of directors. The presentation of nominees selected by the board of directors for approval by shareholders is uniquely an element of the management of the Company's affairs. A proposal that subverts the board's authority in that respect infringes on the authority of the Company's board of directors to manage its business and affairs as the directors deem best and the integrity of the election process by which successors to directors are chosen.

Because the Proposal could, if implemented, cause the Company to violate Delaware law, as set forth above, it is not a proper subject for shareholder action under Delaware law and may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(1).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits the Proposal relates to an election of directors, is false and misleading, would cause Citigroup to violate Delaware law and is not a proper subject for action by stockholders under Delaware law. The Proposal may be omitted pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(1).

RESOLVED, pursuant to Article XXI of the Bylaws of Citigroup Inc. and section 109(a) of the Delaware General Corporation Law, the stockholders hereby amend the Bylaws to add the following Article III, section 12:

"The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Company's board of directors by a stockholder or group thereof that satisfies the requirements of this section 12 (the "Nominating Stockholder"), and shall allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominating Stockholder may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominating Stockholder must:

(a) beneficially own 3% or more of the Company's outstanding common stock;

(b) provide written notice received by the Company's Secretary within the time period specified in the first paragraph of Article III, section 11; such notice shall contain (i) with respect to the nominee, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominating Stockholder, the participant information required by Item 5(b) of Schedule 14A (with separate disclosure for each stockholder in a proposing group) (all disclosure in this section 12(b) is referred to as the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominating Stockholder's communications with stockholders of the Company, including the Disclosure; (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

In addition to the Disclosure, the Company shall include in its proxy materials a 500-word statement by the Nominating Stockholder in support of the nominee's candidacy (the "Statement"). The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

Stockholders currently have no meaningful control over the process by which state that stockholders may suggest candidates, but there is no requirement that the candidates be placed on the ballot. Indeed, there is no indication in any of Citigroup's last five proxy statements that any stockholder nominee was considered.

We believe that direct access to the proxy for purposes of electing a director nominated by stockholders is the most effective mechanism for ensuring diverse opinions and independent oversight. The need for such oversight is especially acute now, we think, in light of the challenges Citigroup has faced, including a sagging stock price and multiple government investigations related to analyst independence and IPO allocations, and executive succession.

We urge shareholders to vote FOR this proposal.

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL

JOHANNES R. KRAHMER
LEWIS S. BLACK, JR.
WILLIAM O. LAMOTTE, III
DOUGLAS E. WHITNEY
WILLIAM H. SUDELL, JR.
MARTIN P. TULLY
THOMAS R. HUNT, JR.
A. GILCHRIST SPARKS, III
RICHARD D. ALLEN
DAVID LEY HAMILTON
JOHN F. JOHNSTON
WALTER C. TUTHILL
DONALD F. PARSONS, JR.
JACK B. BLUMENFELD
DONALD NELSON ISKEN
DONALD E. REID
DENISON H. HATCH, JR.
THOMAS C. GRIMM
KENNETH J. NACHBAR
ANDREW M. JOHNSTON
MARY B. GRAHAM
MICHAEL HOUGHTON
THOMAS R. PULSIFER
JON E. ABRAMCZYK
ALAN J. STONE
LOUIS G. HERING
FREDERICK H. ALEXANDER
R. JUDSON SCAGGS, JR.
WILLIAM M. LAFFERTY
KAREN JACOBS LOUDEN
DONNA L. CULVER
JULIA HEANEY
JONATHAN I. LESSNER
ROBERT J. DEHNEY
JEFFREY R. WOLTERS
MARYELLEN NOREIKA
DAVID J. TEKLITS
S. MARK HURD
RODGER D. SMITH
ERIC D. SCHWARTZ

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

RACHEL A. DWARES
SPECIAL COUNSEL

STANFORD L. STEVENSON, III
DEREK C. ABBOTT
JESSICA ZELDIN
DAVID A. HARRIS
PATRICIA O. VELLA
GREGORY W. WERKHEISER
WENDY L. WALTER
GARFIELD B. SIMMS*
MICHAEL BUSENKELL
JOHN D. PIRNOT
MEGAN E. WARD
BRADLEY W. VOSS**
DONNA L. HARRIS
TODD A. FLUBACHER
THERESA A. TAKEUCHI***
YVETTE C. FITZGERALD
JAMES G. MCMILLAN, III

PATRICIA R. UHLENBROCK
SEAN C. DAY
BRIAN J. MCTEAR
GILBERT R. SAYDAH, JR.***
PHILIP H. BANGLE
THOMAS W. BRIGGS, JR.
MELISSA A. DIVINCENZO
SEAN P. HANEY
JASON W. HARBOUR
KATHERINE H. BETTERLY
JOY MULHOLLAND
CHRISTOPHER M. WINTER

OF COUNSEL
ANDREW B. KIRKPATRICK, JR.
RICHARD L. SUTTON
DAVID A. DREXLER
O. FRANCIS BIONDI
WALTER L. PEPPERMAN, II

* ADMITTED IN MA ONLY
** ADMITTED IN CA AND DC ONLY
*** ADMITTED IN TX ONLY

December 18, 2002

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Ladies and Gentlemen:

This is in response to your request for our opinion whether a shareholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), by the American Federation of State, County and Municipal Employees Pension Plan (the "Proponent"), may be omitted from the Company's proxy statement and form of proxy for its 2003 annual meeting of shareholders pursuant to Rule 14a-8(i)(1) or Rule 14a-8(i)(2) under the Securities Exchange Act of 1934.

The Proposal reads as follows:

> RESOLVED, pursuant to Article XXI of the Bylaws of Citigroup Inc. and section 109(a) of the Delaware General Corporation Law, the stockholders hereby amend the Bylaws to add the following Article III, section 12:
>
> "The Company shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Company's board of directors by a stockholder or group thereof that satisfies the

requirements of this section 12 (the "Nominating Stockholder"), and shall allow stockholders to vote with respect to such nominee on the Company's proxy card. Each Nominating Stockholder may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominating Stockholder must:

(a) beneficially own 3% or more of the Company's outstanding common stock;

(b) provide written notice received by the Company's Secretary within the time period specified in the first paragraph of Article III, section 11; such notice shall contain (i) with respect to the nominee, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominating Stockholder, the participant information required by Item 5(b) of Schedule 14A (with separate disclosure for each stockholder in a proposing group) (all disclosure in this section 12(b) is referred to as the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominating Stockholder's communications with stockholders of the Company, including the Disclosure; (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

In addition to the Disclosure, the Company shall include in its proxy materials a 500-word statement by the Nominating Stockholder in support of the nominee's candidacy (the "Statement"). The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

It is our opinion that, if implemented, the Proposal would incorporate in the Company's bylaws a provision that discriminates among shareholders on the basis of the size of their shareholdings in a way not permitted by Delaware law and may therefore be omitted from the Company's proxy statement and form of proxy in reliance upon Rule 14a-8(i)(2) which permits the omission of a shareholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." It is also our opinion that the Proposal is not a proper subject for action by the shareholders of the Company under Delaware law because it calls on shareholders to adopt a bylaw that is inconsistent with Delaware law. Therefore, we believe that the Proposal may also be omitted from the Company's proxy statement and form of proxy under Rule 14a-8(i)(1) which permits the omission of a shareholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

The Proposal, if implemented, would amend Article III of the Company's bylaws to add a new section requiring the Company to include "in its proxy materials for a meeting of stockholders" the name of, and information concerning, a nominee for election to the Company's board of directors proposed by any shareholder or group of shareholders who beneficially own 3% or more of the Company's outstanding stock. The proposed bylaw would also require that the Company allow shareholders to "vote with respect to such nominee on the Company's proxy card." As such, the Proposal would memorialize in a bylaw, and thereby seek to validate, a provision that favors large shareholders and discriminates against small shareholders in relation to the nomination of, and voting on the election of, members of Citigroup's board of directors in a way that violates the established principle of Delaware law that holders of the same class or series of stock are entitled to equal treatment. Indeed, based on share prices at the time the Proposal was submitted, the share ownership requirement that the proposed bylaw would impose would exclude from the special nomination right it would create for large shareholders all holders of Citigroup common stock whose aggregate share holdings are worth less than approximately $5.7 billion.

In creating a corporate governance rule relating to nominations of directors and voting under which certain large holders of Citigroup common stock will have access to the Company's proxy statement and proxy card while the vast majority of such holders will not, the Proposal is fundamentally at odds with the doctrine of equal treatment of holders of the same class of shares of a corporation's stock that has long been recognized by the Delaware courts. See, e.g., In re Sea-Land Corp., Del. Ch., C.A. No. 8453 (March 19, 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); Jedwab v. MGM Grand Hotels, Inc., Del. Ch., 509 A.2d 584 (1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal.").

The most common application of the equal treatment doctrine relates to dividends, requiring that all holders of identical shares receive the same dividends. Thus, in Telvest, Inc. v. Olson, Del. Ch., C.A. No. 5798 (March 8, 1979), the Court of Chancery enjoined the distribution of a stock dividend because, inter alia, the dividend would not be issued on a pro rata basis. The Telvest decision is of particular relevance here because the dividend whose distribution was enjoined in that case was a dividend of preferred shares that carried special voting rights on certain transactions. The defendant corporation argued that the fact that the dividend would be issued on a rounded basis so that the voting rights of certain holders of common stock receiving the dividend would be rounded up involved only a "slight" increase in the voting rights of those shareholders. The Court refused to find that there was any "de minimis" exception to the pro rata treatment it required. Id., slip op. at 15.

The equal treatment rule also underpins the one-share-one-vote principle that has long applied to elections of directors. The Delaware Constitution of 1897, Art. 9, § 6 provided that "in all elections where directors are managers of stock corporations, each stockholder shall be entitled to one vote for each share of stock he may hold." Quoted in Providence and Worcester Company v. Baker, Del. Supr., 378 A.2d 121 at 123 (1977). This provision was subsequently deleted from the state constitution, but provisions of the Delaware General Corporation Law (the "DGCL") enacted at the same time carried the principle forward and it now appears in Section 212(a) of the DGCL which provides that, subject to provisions relating to record dates, unless a corporation's certificate of incorporation otherwise provides, "each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder."[1]

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1 The Company's Restated Certificate of Incorporation does not contain a provision that departs from the one-share-one-vote principle established in Section 212(a) of the DGCL. Charter provisions varying the one-share-one-vote rule have been given effect by the Delaware courts. See, e.g., Providence and Worcester Company v. Baker, supra; Williams v. Geier, C.A. No. 8456 (Del. Ch. May 20, 1987), aff'd 671 A.2d 1368 (Del. 1996). In addition, the concept that holders of the same class of stock have the same rights does not necessarily mean that such holders may not in some cases be treated differently so long as that different treatment is consented to or is fair. See, e.g., Applebaum v. Avaya, Inc., 805 A.2d 209 (Del. Ch. 2002), aff'd ____ A.2d ____ (Del. 2002) ("it makes no (continued . . .)

Although the DGCL does not include a provision relating to nominations by shareholders as distinct from voting by shareholders, the Delaware courts have equated the right of shareholders to make nominations with their right to participate in the voting process. See Harrah's Entertainment, Inc. v. JCC Holding Co., 802 A.2d 294, 310 (Del. Ch. 2002) ("Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates."). Hence, we believe that a bylaw provision reserving to large shareholders only the right to nominate directors -- or even circumscribing the right of any shareholder to nominate and vote for directors vis a vis other shareholders in a way that could determine the outcome of elections as the Proposal does -- would be contrary to Delaware law. In that connection, it is interesting to note, as the Proposal itself acknowledges by including a cross reference to Article III, Section II of Citigroup's bylaws, that the bylaws already include a provision recognizing that all shareholders may nominate persons to serve on the Company's board of directors. Although that section imposes certain requirements concerning advance notice on shareholder nominations, it does not discriminate among shareholders on the basis of their share ownership as the Proposal does. But the right of a shareholder to make a nomination at a meeting of shareholders pales in comparison to the right of a shareholder to have its nomination included in the

(. . . continued)
sense to construe Section 155 [of the DGCL entitled 'Fractions of shares'] to require uniformity rather than fairness"); Nixon v. Blackwell, 626 A.2d 1366, 1376 (Del. 1993) ("stockholders need not always be treated equally for all purposes").

Company's proxy statement and presented on the Company's proxy card. Given the fact that the vast majority of Citigroup's shareholders do not attend the Company's annual meeting in person, marking the proxy card is the way most of Citigroup's shareholders actually vote. To give some favored shareholders access to the proxy card as the Proposal does is to give them a significant leg up in comparison to shareholders whose nominees are relegated to being submitted from the floor at the shareholders meeting. As the Delaware Court of Chancery said in the Harrah's decision, quoting Durkin v. Nat'l Bank of Olyphant, 772 F.2d 55,59 (3d Cir. 1985)

> the unadorned right to cast a ballot in a contest for [corporate] office . . . is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise.

Harrah's, 802 A.2d at 311.

While the nominating process that the Proposal would put in place is not necessarily "closed", it is so one-sided as clearly to discriminate against small shareholders.

Because the Proposal clearly contemplates that some holders of the Company's common stock will have the special nomination rights contemplated by the Proposal, including the right to have their nominees included on the Company proxy card, based solely upon the size of their shareholdings, while the vast majority of the Company's other shareholders will not, the Proposal is inconsistent with the equal treatment doctrine as recognized by the Delaware courts and embodied in the one-share-one-vote principle enunciated in the DGCL. Accordingly, we believe that the

Proposal would, if implemented, add to the Company's bylaws a provision that is contrary to Delaware law with the result that the Proposal should be subject to omission from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Furthermore, because the Proposal calls upon the Company's shareholders to adopt a bylaw that discriminates among shareholders in a fashion not permitted by Delaware law as set forth above, we believe that it is not a proper subject for shareholder action under Delaware law and may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(1).

In addition, it appears to us that because the Proposal, if implemented, would require the Company to include on its proxy card the names of nominees for director not chosen by the Company's board of directors or a committee of the board charged with the responsibility to evaluate candidates for nomination to serve as directors, it is inevitable that such inclusion will suggest to shareholders that the board of directors endorses those nominees for election as directors of the Company. We recognize that the Proposal includes provisions apparently intended to protect the Company against liability arising out of violations of law relating to communications with shareholders by the shareholder or shareholders who make a nomination as contemplated by the Proposal and requires the board of directors to formulate a procedure to resolve disputes as to whether information included in Citigroup's proxy statement complies with SEC rules, but these purported protections do not reach inclusion of names of nominees on the Company's proxy card, unless such names are themselves "communications." Nor do they reach the implicit endorsement by the board of directors that placing the name of a nominee on the proxy card carries with it.

Not only could implementation of the Proposal, as a practical matter, falsely suggest that a nominee for director has been approved by the board of directors -- indeed the board may even have examined the candidate's qualifications and rejected the candidate -- it could undermine the authority of the board of directors to select nominees for directorships, could be confusing to shareholders and could cause the Company to expend corporate funds in a manner not heretofore envisioned by the proxy rules.

Because the Proposal could give shareholders the false impression that the board of directors has selected and endorsed candidates that the directors have not endorsed, we believe that the Proposal should also be subject to omission from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2) because it could cause the Company to violate the requirement of Delaware law that all communications with shareholders be truthful. See Malone v. Brincat, 722 A.2d 5, 12 (Del. 1998) ("Directors are required to . . . provide a balanced, truthful account of all matters disclosed in the communications with shareholders."); Stroud v. Grace, 606 A.2d 75, 86 (1992) ("Delaware also imposes a duty of full disclosure in assessing the adequacy of proxy materials under state law."); Arnold v. Society for Savings Bancorp, Inc., 650 A.2d 1270, 1277 (Del. 1994) ("The obligation attaches to proxy statements and any other disclosures in contemplation of stockholder action.") The fact that the Proposal includes provisions intended to protect the Company against liability for violations of law relating to communications with shareholders, does not protect the directors from violating the law causing the liability to arise in the first place.

Moreover, because the Proposal, if implemented, would undermine the ability of the Company's board of directors to select its own nominees by, at the very least, confusing shareholders with a presentation on behalf of management that includes with the management slate one or more, perhaps many, nominees for director selected by others, and because the Proposal would require the expenditure of corporate funds to advance the candidacy of nominees for directors selected by persons other than the board of directors, the Proposal would be inconsistent with the provisions of Section 141(a) of the DGCL entrusting the management of the business and affairs of a Delaware corporation to its board of directors. The presentation of nominees selected by the board of directors for approval by shareholders is uniquely an element of the management of the Company's affairs. A proposal that subverts the board's authority in that respect infringes on the authority of the board of directors of the Company to manage its business and affairs as the directors deem best and the integrity of the election process by which successors to directors are chosen.

Because the Proposal could, if implemented, cause the Company to violate Delaware law, as set forth above, we believe that it is not a proper subject for shareholder action under Delaware law and may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(1).

Very truly yours,

Morris, Nichols, Arsht & Tunnell

declining the **exclusion** of shareholder resolutions in proxy materials. The SEC **permits exclusion** of resolutions on ordinary business matters. SEC Rule 14a-8(i)(7), 17 C.F.R. § 240.14a-8(i)(7). Generally speaking, day to day issues constitute "ordinary business," while other matters, such as those affecting corporate policy, executive compensation, the accounting treatment for stock options, takeover defenses and dividends, do not. *See, e.g.*, *The Coca-Cola Co.*, SEC No-Action Letter, 2003 WL 122319 (Jan. 7, 2003) (shareholder proposal to amend company's diversity and equal employment policies was not ordinary business); *The Bear Stearns Cos., Inc.*, SEC No-Action Letter, 2002 WL 31890965 (Dec. 27, 2002) (proposal that all stock options to senior executives shall be performance-based was not excluded under ordinary business exception); *Otter Tail Corp.*, SEC No-Action Letter, 2002 WL 31890982 (Dec. 27, 2002) (proposal that stock options be expensed when granted and reported in the financial statements, not the footnotes, was not ordinary business); *Farmer Bros. Co.*, SEC No-Action Letter, 2002 WL 31664455 (Nov. 15, 2002) (shareholder bylaw requiring company to conduct its business as an investment company was not excluded under the ordinary business exception); *Johnson Controls, Inc.*, SEC No-Action Letter, 2002 WL 31562565 (Nov. 14, 2002) (proposal requesting company to prepare a report concerning the company's policies and practices related to social, environmental and economic sustainability was not part of the company's ordinary business); *Cisco Systems, Inc.*, SEC No-Action Letter, 2002 WL 31097462 (Sept. 19, 2002) (proposal for yearly report describing equipment sold in countries restricting or monitoring Internet access was not ordinary business); *Santa Fe Southern Pacific Corporation*, SEC No Action Letter, 1987 WL 107638 (Feb. 19, 1987) (SEC determined that a shareholder proposal that "recommended" that the board redeem rights issued under a poison pill could *not* be excluded from the company's proxy materials, and specifically rejected the company's argument that the adoption of a poison pill was within the "ordinary business" of the corporation); *Sonoma West Holdings, Inc.*, SEC No Action Letter, 2000 WL 118275 (August 17, 2000) (decision on whether to pay dividends was not within the company's "ordinary business"); *The Quaker Oats Company*, SEC No Action Letter, 2000 WL 381480 (March 28, 2000) (proposal to remove from product line genetically engineered crops, organisms and products was not within the company's "ordinary business"); *Citigroup, Inc.*, SEC No Action Letter, 2000 WL 235272 (February 17, 2000) (proposal regarding establishment of a "shareholder matching gift plan" whereby the corporation would match any donations by its shareholder of their dividends to charitable organizations was not within the "ordinary business" of the corporation); *Maxxam Inc.*, SEC No Action Letter, 1998 WL 136417 (March 26, 1998) (proposal that requested company to prepare a report "on strategies for ending all operations that cut, damage, remove, mill or otherwise involve old-growth trees" was not within the "ordinary business" of the company).

Commentators have consistently suggested that shareholder adopted bylaws in the area of corporate governance are proper under Delaware law. *See* Lawrence A. Hamermesh, *Corporate Democracy and Stockholder-Adopted Bylaws: Taking Back The Street?*, 73 Tul. L. Rev. 409, 479-486 (1998) (suggesting that shareholder adopted bylaws may be proper if they relate to (a) stockholder governance - such as provisions allowing shareholders to convene special meetings for purposes such as removing and replacing directors, expanding the board and amending bylaws; (b) director qualifications - such as placing limits on the number of directorships an individual can hold, establishing restrictions on business or consulting relationships a director may have with the corporation or its affiliates, and establishing experience an individual must have to hold a director position; (c) board governance - such as establishing quorum requirements, vote requirements, and basic rules of procedure; and (d) corporate officers - such as requiring that the president or CEO must be elected by stockholder vote); John C. Coates, IV, and Bradley C. Faris, *Second Generation Shareholder Bylaws: Post-Quickturn Alternatives,* 56 The Business Lawyer 1323, 1343-45 (August 2001) ("For example, pursuant to section 141, bylaws may regulate the size of the board, establish director qualifications, specify quorum and voting requirements, and regulate board committees, and ['restrict a board's authority to act by unanimous written consent, conduct meetings or have an office outside of Delaware, fix director compensation, and allow directors to hold meetings by telephone']. In addition, under section 142, bylaws may specify the number, titles and duties of officers, proscribe the method for choosing officers and their terms, and establish the rules for filling vacancies in any office. Lastly, under sections 211 and 216, the bylaws may designate the date and time of the annual meeting, set the quorum and vote requirements for the transaction of business at shareholder meetings, and authorize persons other than the board of directors to call special meetings of shareholders.").

The Proposal does not concern Citigroup's day to day affairs or ordinary business. It relates to a fundamental aspect of the Company's governance, that is, the election by the shareholders of those who will manage and conduct the Company's affairs. *See MM Companies, Inc. v. Liquid*

Audio, Inc., No. 606, 2002, 2003 WL 58969, at *7 (Del. Jan. 7, 2003) ("the stockholder franchise has been characterized as the 'ideological underpinning' upon which the legitimacy of the directors [sic] managerial power rests") (footnote omitted); *Apple Computer, Inc. v. Exponential Technology, Inc.*, No. 16315, 1999 WL 39547, at *4 (Del. Ch. Jan. 21, 1999) ("the shareholder franchise is a cornerstone of corporate democracy"). The Proposal is therefore like those shareholder proposals upheld by the SEC which concerned fundamental company issues, such as adopting a poison pill or paying dividends.

Because the Proposal relates to corporate governance, the Proposal is proper under Delaware law.

C. Even if Section 141(a) Applies to the Proposal, It is Still an Open Question As to Whether Section 109 Trumps Section 141

There is support for the view that the broad language of Section 141(a) is limited by the phrase "except as otherwise provided in this chapter," thereby permitting shareholder bylaws under Section 109(b). Arguments to the contrary perceive a conflict between the two statutes and decide, somewhat arbitrarily, that the provisions of Section 141(a) necessarily trump the language of Section 109(b).

It is, however, possible to interpret the two sections so they are consistent with each other. Indeed, statutes "must not be construed in isolation but must be read *in pari materia* with related statutes . . . [and] [i]n attempting to reconcile inconsistencies between the several statutes literal or perceived interpretations which yield mischievous or absurd results are to be avoided." *Watson v. Burgan* 610 A.2d 1364, 1368 (Del.1992) (citing *State Farm Mut. Auto. Ins. Co. v. Wagamon,* 541

A.2d 557, 560 (Del. 1988); *Spielberg v. State*, 558 A.2d 291, 293 (Del. 1989); *Daniels v. State*, 538 A.2d 1104, 1110 (Del. 1988)).[1] We believe that an appropriate reading of Section 141(a) does not necessarily prohibit shareholders from exercising their rights under Section 109 to adopt bylaws that directly affect the "business and affairs" of the corporation.

First, it is indisputable that shareholders, in fact, *can* affect the management of the corporation. In *Lehrman v. Cohen*, 222 A.2d 800 (Del. 1966), for example, the court observed that there is no problem with shareholders delegating managerial authority through the certificate of incorporation:

> It is well settled, of course, as a general principle, that directors may not delegate their duty to manage the corporate enterprise. *But there is no conflict with that principle where, as here, the delegation of duty, if any, is made not by the directors but by stockholder action under § 141(a), via the certificate of incorporation.*

Id. at 808 (emphasis supplied). The question, then, is not *whether* shareholder action may direct the "business and affairs" of a corporation, because certainly it can. The only question is *how*. Thus, the premise that Section 141(a) provides an absolute, iron-clad delegation of managerial authority to the board of directors is incorrect.

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[1] In *International Brotherhood of Teamsters General Fund v. Fleming Companies, Inc.*, 975 P.2d 907 (Okla. 1999), for example, the Oklahoma court, applying Oklahoma law (which is substantially similar to Delaware law), held that shareholders could enact a bylaw that required shareholder approval for implementation of any shareholders rights plan. The court reasoned that Oklahoma's corporate code provides that "the corporation" may adopt rights plans, but does not specifically limit such authority to the "board of directors." Thus, the court held, because shareholders may adopt bylaws, shareholders may adopt bylaws that restrict the corporation's ability to implement shareholder rights plans. 975 P.2d at 912. *See also General Datacomm Industries, Inc. v. State of Wisconsin Investment Bd.*, 731 A.2d 818, 821 (Del. Ch. 1999) (the validity under Delaware law of proposed shareholder bylaw prohibiting corporation from repricing issued stock options is an open question).

Second, Section 141(a) provides that the board of directors has the authority to manage the affairs of the corporation "*except as maybe otherwise provided in this chapter* ***or*** in its certificate of incorporation." 8 Del. C. § 141(a) (emphasis supplied). Because Section 109 specifically allows the shareholders to enact bylaws "relating to the business of the corporation [or] the conduct of its affairs," 8 Del. C. § 109(b), and because Section 109 of the DGCL is in the same "Chapter" as Section 141(a), there is no conflict between the statutes and no need to elevate one statute over the other. Indeed, under a plain reading of the statutes, it appears that shareholders should be entitled to enact bylaws that address "business and affairs" of a corporation, and thus "otherwise" restrict the board of directors' responsibilities to do so.

Title 8 of the Delaware Code, entitled "Corporations" is divided into three chapters.[2] Chapter 1 is the General Corporation Law, or the "DGCL." The DGCL, in turn, is divided into 17 subchapters.[3] Section 109 is contained in "Subchapter I. Formation;" Section 141(a) is contained

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[2] The three chapters of Title 8 are as follows:

Chapter 1. General Corporation Law
Chapter 5. Corporation Franchise Tax
Chapter 6. Professional Service Corporations

[3] The 17 subchapters of the DGCL are as follows:

I. Formation
II. Powers
III. Registered Office and Registered Agent
IV. Directors and Officers
V. Stock and Dividends
VI. Stock Transfers
VII. Meetings, Elections, Voting and Notice
VIII. Amendment of Certificate of Incorporation; Changes in Capital and Capital Stock
IX. Merger, Consolidation or Conversion
X. Sale of Assets, Dissolution and Winding Up
XI. Insolvency; Receivers and Trustees

in "Subchapter IV. Directors and Officers." Both sections, however, are contained within "Chapter 1. General Corporation Law."

The argument that the reference to "this chapter" in Section 141(a) must be read as limited to provisions relating to "the allocation of managerial power to the board of directors" ignores the fact that only "Subchapter IV" relates to director and officer authority. Had the legislature intended Section 141(a)'s reference to "this chapter" to be limited to "Subchapter IV," it presumably would have said so. Indeed, even within the DGCL where the legislature intended to limit a statute's application to a particular subchapter, it plainly expressed that intent. *See*, *e.g.*, 8 Del. C. §§ 344, 345, 346, 348, 356, 377, 378, 384, 385. (In fact, Delaware has 1,218 statutes in which the legislature referred to a specific subchapter within the Delaware Code). The suggestion that a more "natural reading" of Section 141(a) limits the term "this chapter" to "this subchapter," therefore, does not make any sense.

The Supreme Court's decision in *Quickturn Design Systems v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998), suggesting that any limitations on the board of directors' statutory authority to manage the affairs of the corporation must be contained in the certificate of incorporation, is distinguishable. That suggestion was dicta because *Quickturn* involved a challenge to a so-called dead-hand poison pill. A dead-hand poison pill provides that only the members of the board when

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XII. Renewal, Revival, Extension and Restoration of Certificate of Incorporation or Charter
XIII. Suits Against Corporations, Directors, Officers or Stockholders
XIV. Close Corporations; Special Provisions
XV. Foreign Corporations
XVI. Domestication and Transfer
XVII. Miscellaneous Provisions

the pill was adopted, or their designated successors, may vote to redeem the rights issued thereunder. The Court held that *directors* lacked the authority to restrict the judgment of subsequent members of the board, and therefore the dead hand provision was unlawful. Thus, the issue in *Quickturn* was not the propriety of a bylaw, let alone a shareholder bylaw. Moreover, *Quickturn*, like most Delaware cases addressing the scope of the managerial responsibility of the board of directors, arose in the context of directors improperly delegating or abandoning that responsibility. *See, e.g., In re Bally's Grand Derivative Litigation*, No. CIV. A. 14644, 1997 WL 305803 (Del. Ch. June 4, 1997) (holding that the directors improperly delegated their managerial responsibilities by causing the corporation to enter into a contract whereby the corporation ceded "uninterrupted control or/and responsibility for the operation" of the corporation's casino to a third party); *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205 (Del. Ch. 1979), *aff'd*, 415 A.2d 1068 (Del. 1980) (holding that directors improperly restricted the ability of future board members to fulfill their fiduciary obligations by purporting to designate their successors, rather that allowing successor to be determined by a future vote, as provided in the bylaws); *Rosenblatt v. Getty Oil Co.*, 8 Del. J. Corp. L. 366, 391, 1983 WL 8936 at *18 (Del. Ch., Sept. 19, 1983) ("In each such case, the directors surrendered the ability to use their best judgment in the future on action to be taken in the name of the corporation. That was the flaw that made their actions unlawful as I read those cases."). The problem in those cases was *not* that the shareholders infringed on any supposed managerial authority of the board of directors, but that the board of directors unlawfully restricted the actions of future members of the board by preventing them from voting to redeem the rights plan they created. That is a far cry from concluding that shareholders – the corporate owners – may not restrict the bounds within which their board representatives may exercise their authority. In other words, the situation where a *director* improperly abandons his or her duties to the shareholders and the corporation is fundamentally different from the situation where the shareholders, through their majority action, restrict what directors can or cannot do.

Thus, at best this issue remains one that is the subject of a reasonable dispute under state law. *See General Datacomm*, 731 A.2d at 821.

III. The Fact That The Proposal Requires The De Minimis Expenditure Of Corporate Funds Does Not Make It Improper

The argument by Morris Nichols that the Proposal constitutes an unauthorized expenditure by the board of company funds is a red herring. (Citigroup Opinion at 10). Virtually every shareholder bylaw requires some expenditure of corporate funds. Following are some examples:

- a bylaw requiring the attendance of all directors for a quorum and unanimous approval for any board action, *Franz,* 501 A.2d at 407, includes the expenditure of funds for directors' expenses.
- a bylaw requiring a company to conduct its business under the Investment Company Act, *Farmer Bros. Co.*, 2002 WL 31664455, includes the expenditure of corporate funds in order to comply with the statute.
- a bylaw creating a new directorship and a new Executive Committee, *Phillips*, 1987 WL at *9, includes the expenditure of funds for the fees and expenses associated with those positions.

Since the DGCL permits shareholder bylaws, finding the expenses associated with such bylaws to be impermissible would render the shareholder bylaw right a nullity. Moreover, the expenses associated with the Proposal appear at best to be minimal (namely, including the nominee's name and the 500 word statement in the proxy materials). In fact, Rule 14a-8 itself permits any shareholder proposal in the proxy. That rule would be eviscerated if the cost of the inclusion of a proposal were grounds for omitting the proposal.

IV. The Proposal Is Proper Under Delaware Law Because It Treats All Shareholders Fairly

Morris Nichols concludes that the Proposal is invalid under Delaware law because it favors large shareholders over small shareholders. (Citigroup Opinion at 3-8). This conclusion is incorrect because: (1) shareholders owning less than 3% of Company shares can pool their shares to nominate a candidate; (2) Delaware law permits unequal treatment of shareholders in the same class as long as all shareholders are treated fairly; and (3) the Proposal treats all shareholders fairly because it does not affect the voting rights of the stock.

The Proposal expressly provides that the Nominating Stockholder may be a stockholder or *stockholder group* owning 3% of the Company's shares. The Proposal therefore permits a group of small shareholders to pool their shares to nominate a candidate. Accordingly, the Proposal does not discriminate against small stockholders.

Even if the Proposal favors large shareholders, it is still proper because Delaware law does not require that all shareholders be treated equally. It is important to distinguish between *shares* of stock and *shareholders*. Delaware has long recognized that "all *shares* of the same class or series are equally entitled to share in the profits of the corporation and in the distribution of its assets on liquidation." *In re Sea-Land Corp. Shareholders Litig.*, 642 A.2d 792, 799 n.10 (Del. Ch. 1993) (emphasis supplied); *see also Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch.

1986) ("[a]t common law and *in the absence of an agreement to the contrary* all shares of stock are equal") (emphasis supplied). Shareholders are another matter: "[i]t is well established in [Delaware] jurisprudence that *stockholders* need not always be treated equally for all purposes." *Nixon v. Blackwell*, 626 A.2d 1366, 1376 (Del. 1993) (emphasis supplied). The Opinion deliberately blurs the difference.

When a provision affects shareholders, Delaware courts focus on the *fairness* to the shareholders, not whether they receive equivalent treatment. *Id.* at 1377 ("[t]o hold that fairness necessarily requires precise equality is to beg the question"); *see also In re The Times Mirror Co. Shareholders Litig.*, No. CIV. A. 13550, 1994 WL 1753203, at *2, Allen, C. (Del. Ch. Nov. 30, 1994) ("such a discrimination may be made but it is necessary in all events that both sets of shareholders be treated entirely fairly"); *Schrage v. Bridgeport Oil Co.*, 71 A.2d 882, 883 (Del. Ch 1950) (finding discriminatory dissolution plan to be unfair and suggesting alternative plans which will fairly discriminate).

Thus, Delaware courts have upheld a variety of provisions in which shareholders in the same class are treated differently, including: (1) a charter provision for voting restrictions based upon the size of an individual shareholder's holdings, *Providence and Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977) (finding that all stock in the same class still had equal voting power); (2) a settlement that resulted in different consideration to the largest shareholder, *Times Mirror*, 1994 WL 1753203, at *1, 3 ("the [objecting shareholder group] are getting a financially fair deal which is the economic equivalent of what the Chandlers will receive in this transaction"); (3) ESOP and key man insurance policies provided to employee shareholders only, *Nixon*, 626 A.2d at 1379 (record showed that directors had dealt fairly with non-employee shareholders); (4) a reverse/forward stock split which required small shareholders to cash out their holdings, *Applebaum v. Avaya, Inc.*, 805 A.2d 209, 214 (Del. Ch. 2002), *aff'd*, 2002 WL 31647809 (Nov. 20, 2002) ("it makes no sense to construe Section 155 [of the DGCL] to require uniformity []rather than fairness[]"); (5) a recapitalization proposal which allowed certain shareholders to have ten votes per share, *Williams v. Geier*, No. Civ. A. No. 8456, 1987 WL 11285, at *4, Berger, V.C. (Del. Ch. May 20, 1987) (the proposal did "not provide differing voting rights of the stock," following *Providence*); (6) a shareholder rights plan (poison pill) giving common stockholders the right to purchase preferred shares with superior dividend and liquidation rights, *Moran v. Household Int'l, Inc.*, 500 A.2d 1346, 1354, 1355 (Del. 1985) (plan made "little change" in corporate governance structure and did not affect individual shares' voting power); (7) a "self-tender offer" by a corporation for its own shares designed to deflect a hostile tender offer, *Unocal Corp. V. Mesa Petroleum Co.*, 493 A.2d 946, 957 (Del. 1985) ("the directors and all other stockholders share the same benefit"); and (8) the payment of "greenmail," i.e., buying out a takeover bidder's or dissident's stock at a premium not available to other shareholders, *Cheff v. Mathes*, 199 A.2d 548, 556 (Del. 1964) (sanctioning use of corporate funds for purchase because dissident "was a reasonable threat to the continued existence" of the company).

The Proposal is similar to the types of provisions or transactions validated by Delaware courts. While it limits who can be a Nominating Stockholder based on the amount of holdings (a proper distinction), *it has no effect whatsoever* on the voting rights of any stock. *See Providence*,

378 A.2d at 123; *Williams*, 1987 WL 11285, at *4. In other words, the Company's *shares* are treated equally – all shareholders retain their lawful franchise. *See Providence*, 378 A.2d at 123 ("The voting power of the stock in the hands of a large stockholder is not differentiated from all others in its class . . . . [i]n the hands of smaller stockholders, . . . the same stock would have voting power equal to all others in the class"). *Telvest, Inc. v. Olson*, 1979 WL 1759, Brown, V.C. (Del. Ch. Mar. 8, 1979), cited in the Citigroup Opinion, is irrelevant. In that case, the board amended the certificate of incorporation by resolution to create "preferred" stock having a favored voting position. The Chancery Court held that such an amendment required shareholder approval. *Id.* at *5-6. In addition, the court questioned whether the stock was really "preferred" since dividends would be paid only when common stock dividends were paid. *Id.* Nothing in the Proposal raises the concerns expressed in *Telvest*. If the Proposal is included in Citigroup's proxy, the shareholders will have the opportunity to vote on it. And, the Proposal involves no dividends.

Indeed, far from harming small shareholders, as the Citigroup Opinion suggests, the Proposal has the potential to benefit them. For example, under Citigroup's current by-laws, shareholder nominations for director can only be made from the floor during the annual meeting after the shareholder has satisfied certain notice requirements. (*See* By-Laws of Citigroup, Inc., Art. III, § 10). As Morris Nichols acknowledges, this procedure is rarely used since few shareholders attend the actual meeting. (Citigroup Opinion at 7). Thus, the Proposal gives shareholders the opportunity to consider alternative Board candidates, something they would have no opportunity to do unless they traveled to the meeting to nominate someone. This result is in accord with another case cited in the

Citigroup Opinion, *Harrah's Entertainment, Inc. v. JCC Holding Co.*, 802 A.2d 294, 310 (Del. Ch. 2002) ("Delaware law recognizes that the right of shareholders to participate in the voting process includes the right to nominate an opposing slate") (internal quotations omitted) (footnote omitted). In *Harrah's*, the Chancery Court held that a specific nomination provision in a charter did not limit the casino from nominating a second candidate for the board stating that "Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates." *Id.* Thus, because the Proposal will enhance the shareholders' ability to nominate and consider alternative board candidates, it actually promotes a fundamental goal of Delaware corporate law.

V. The Proposal Does Not Violate The Board's Disclosure Obligations

Morris Nichols opines that the Proposal violates the board's disclosure obligations under Delaware law because stockholders may think that the board has endorsed the shareholder-nominated candidate. (Citigroup Opinion at 9). This is incorrect.

The purpose of a board's obligation to disclose material information in proxy materials is to ensure that board members' "special knowledge" is not used to the detriment of shareholders. *See Stroud v. Grace*, 606 A.2d 75, 80, 87 (Del. 1992) (finding board's disclosure of new charter amendments was proper even though board did not explain any differences or similarities between the new amendments and amendments that had been withdrawn). Here, nothing in the Proposal puts the board in the position of harming shareholders. First, nowhere in the Proposal does it suggest that there will be any statement in the proxy (express or otherwise) that the board endorses the shareholder candidate. In fact, it seems quite likely that the Statement from the Nominating

Stockholder would make it clear that the board has *not* nominated the candidate since the purpose of the bylaw is to promote a shareholder-nominated candidate. Second, nothing in the Proposal prevents the board from otherwise informing the shareholders that management does not endorse the shareholder candidate. This is no different from the procedure followed when *any* shareholder proposal is included in the proxy materials. Citigroup will be able to, and most likely will, state its opposition to the nominee directly in the proxy. The shareholders always know from the proxy materials when the company disagrees with a shareholder-sponsored proposal and why it disagrees. Finally, the Proposal contains a safeguard against the remote possibility that shareholders would be confused by providing for a procedure to resolve disputes as to whether the Statement and Disclosure comply with the SEC Rule 14a-9 (17 C.F.R. § 240.14a-9) (prohibiting false and misleading statements in proxy materials).

Therefore, the Citigroup Opinion's conclusion that the Proposal violates the board's disclosure obligations is unfounded.

CONCLUSION

Delaware courts have not considered a shareholder by-law like the Proposal. For the reasons stated above, we believe that Delaware courts would uphold the Proposal under the DGCL.

Sincerely,

GRANT & EISENHOFER, P.A.

By: 
Jay W. Eisenhofer

citigroup

Exhibit D

Citigroup Inc.
425 Park Avenue
New York, NY 10043

February 3, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal of AFSCME Employee Pension Plan submitted to Citigroup Inc.

Dear Sir or Madam:

In response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on December 19, 2002 in response to a stockholder proposal (the "Proposal") submitted by the AFSCME Employee Pension Plan (the "Proponent") requesting that Citigroup amend its bylaws to add a new section requiring Citigroup to include the name of a nominee chosen by holders of 3% of its voting shares in its Proxy Statement and on its Proxy Card as well as include in its Proxy Statement a statement by the candidate and other disclosure, Proponent has submitted a letter to the Securities and Exchange Commission ("SEC") dated January 23, 2003, a copy of which is attached as Exhibit A. Citigroup has reviewed the letter and believes that, notwithstanding any statements to the contrary contained in such letter, the arguments stated in the Petition fully support the exclusion of the Proposal from its Proxy Statement and Proxy Card.

Rule 14a-8(i)(8) – The Proposal is excludable because it relates to an election for membership on the Company's board of directors.

The Petition states that the Proposal may be excluded because it violates Rule 14a-8(i)(8). As noted in the Petition, the SEC staff (the "Staff") has consistently taken the position that a proposal such as the Proposal is excludable because "rather than establishing procedures for nomination or qualification generally, [it] would establish a procedure that may result in contested elections of directors." Indeed, the Proponent acknowledges that "Citigroup is correct that the SEC staff has, in recent years, excluded proposals similar to the Proposal on the ground that they were likely to lead to contested elections." The Proponent asks the Staff to revisit this position and reverse it.

While the Proponent refers to a number of Staff letters that touch on elections of directors, none of the proposals involved would lead to contested elections. The Proposal would lead to contested elections because Citigroup's board is entitled to and would be expected to nominate the number of candidates necessary to fill each board position. Requiring Citigroup to include additional candidates who have not been nominated by the board would necessarily result in a contested election. The SEC, through Rule 14a-12 and the Company's bylaws provide mechanisms for shareholders to nominate candidates or offer competing slates. The Staff has consistently taken the position that Rule 14a-8 is not the appropriate mechanism for doing so.

The Staff as well as Congress have considered whether to grant shareholders access to a company's proxy statement for the purpose of nominating candidates and have determined not to grant such access. The existing regulatory scheme governing competing slates is the appropriate mechanism for shareholders to nominate candidates. The Staff's position on proposals such as the Proposal is consistent with SEC rules as well as Congressional intent. It would be inappropriate for the Staff to take a position in a no-action letter that contravenes both the well-considered rulemaking of the SEC and the intent of Congress.

The Proponent states that the Proposal will "improve Citigroup's corporate governance by providing a substantial stockholder or group of stockholders with a cost-effective way to participate meaningfully in the director election process." While there are costs and burdens associated with a separate director campaign, such costs and burdens would be no less than the costs and burdens that would have to be shouldered by any stockholder, other than Citigroup's largest, in gathering the support of 3% of Citigroup shareholders in order to nominate a candidate under the proposed bylaw. The 3% threshold of Citigroup's voting shares is approximately 152 million shares. While access to Citigroup's Proxy Statement as envisioned by the Proposal could theoretically afford cost savings to a very small group of institutional shareholders, it would not provide any such savings for the vast number of smaller holders. In order to gather the 3% of shares necessary, such shareholders would have to solicit proxies – an equally expensive proposition. As discussed in the Petition, the Proposal discriminates between large and small shareholders – giving special privileges to a very few large holders while offering no benefit to small shareholders. In addition, as noted in the opinion (the "Opinion") of Morris, Nichols, Arsht and Tunnel attached to the Petition, the use by Citigroup of corporate funds to advance the candidacy of a candidate nominated by a shareholder is an impermissible use of funds. It is even more objectionable when viewed through the eyes of the small shareholder on whose behalf no such funds would be expended. Finally, stockholders already have a cost-effective way to participate meaningfully in the director election process. Under Citigroup's bylaws, nominees may be submitted by stockholders and will be considered by the Nominations and Governance Committee of the Board.

We note that the Proponent also "agrees that the shareholder proposal rule itself should not be used to nominate director candidates or oppose one or more candidates by the board." The Proponent goes on to state that the Proposal does not advance a nominee's candidacy nor urge stockholders to unseat any Citigroup director. But the Proponent fails to explain how creating a procedure for naming more candidates for board seats in Citigroup's Proxy Statement than there are seats available may not lead to unseating a Citigroup director. The Staff has consistently stated that proposals such as the Proposal "seek to establish a procedure that could result in contested elections of directors" and have permitted exclusion of such proposals for just that reason – they would permit future elections to be contested. Simply because the Proposal does not put forth the name of a nominee for a single election does not negate the fact that it will do something much worse – create a procedure that will lead to contested elections in not one, but potentially all future elections at Citigroup.

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition, the Proposal should be excluded from Citigroup's Proxy Statement and Proxy Card under Rule 14a-8(i)(8).

Rules 14a-8(i)(1) and (2) – The Proposal is excludable because it is not a improper subject for action under Delaware law and would cause the Company to violate Delaware law.

As for the Proponent's assertion that the Proposal is a proper subject for action by Citigroup stockholders and, if implemented, would not cause Citigroup to violate any law to which it is subject, Citigroup believes that the applicable law is as set forth in the Petition and the Opinion. In this connection it should be noted that while Citigroup and the Proponent may disagree on certain legal issues there appears to be no exception taken by the Proponent to the facts that (i) implementation of the Proposal would require Citigroup board's to authorize the expenditure of corporate funds to advance the candidacy of nominees for director nominated not by the board but by an individual stockholder or stockholders and (ii) the Proposal would deny access to Citigroup's proxy statement and proxy card to persons who own have less 3% of Citigroup voting shares. The former, the Proponent seeks to dismiss as minimal. The latter, the Proponent suggests is cured by the fact that "small stockholders have the same right as large ones to join a group of stockholders whose holdings are sufficient to qualify as a "Nominating Stockholder." The Proponent also suggests that the burden this would put on small individual stockholders to seek out other like-minded stockholders (presumably, as indicated above, by way of a separate proxy solicitation) is unimportant since it is only their right to nominate - and not right to vote - that is adversely affected.

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition and the Opinion, the Proposal should be excluded from Citigroup's Proxy Statement and Proxy Card pursuant to Rules 14a-8(i)(1) and (2).

If you have any questions, or wish to discuss this matter further, please do not hesitate to call me at (212) 793 7396.



Very truly yours,

Shelley J. Dropkin
Senior Counsel

Attachment

cc: AFSCME
1625 L Street, N.W.
Washington, DC 20036



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

CC:
Exhibit E

January 31, 2003

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Citigroup by AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 23, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L St. N.W.
Washington, DC 20036

January 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

The proposal amends the bylaws to require that Citigroup include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of Citigroup's outstanding stock.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, the Division will not recommend enforcement action to the Commission if Citigroup omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,



Jennifer Bowes
Attorney-Advisor